04039722

OMB APPROVAL	
OMB Number:	3235-0518
Expires:	March 31, 2005
Estimated average burden hours per response	0.13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

SLR Holdings Limited
(Name of Subject Company)

not applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

[redacted]
(Name of Person(s) Furnishing Form)

Class B Ordinary Shares
(Title of Class of Subject Securities)

not applicable
(CUSIP Number of Class of Securities (if applicable))

Steven J. Kelley, c/o Summit Law Group, PLLC,
315 Fifth Avenue S., Suite 1000, Seattle, WA 98104-2682 (206) 676-7000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 5, 2004
(Date Tender Offer/Rights Offering Commenced)

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (10-03) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[signature]

(Signature)

Nishith Malde, Sole Director of SLR Holdings Limited

(Name and Title)

August 3, 2004

(Date)

OMB APPROVAL	
OMB Number:	3235-0379
Expires:	January 31, 2007
Estimated average burden hours per response	2.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

GENERAL INSTRUCTIONS

I. Form F-X shall be filed with the Commission:

(a) by any issuer registering securities on Form F-8, F-9, F-10 or F-80 under the Securities Act of 1933;
(b) by any issuer registering securities on Form 40-F under the Securities Exchange Act of 1934 (the "Ex change Act");
(c) by any issuer filing a periodic report on Form 40-F, if it has not previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file a report on Form 40-F arises;
(d) by any issuer or other non-U.S. person filing tender offer documents on Schedule 13E-4F, 14D-1F or 14D-9F;

(e) by any non-U.S. person acting as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2; and

(f) by a Canadian issuer qualifying an offering statement pursuant to the provisions of Regu lation A, or reg

(g) by any non-U.S. issuer providing Form CB to the Commission in connection with a tender offer, rightsoffering or business combination.

A Form F-X filed in connection with any other Commission form should no be bound together with or be included only as an exhibit to, such other form.

II. Six copies of the Form F-X, one of which must be manually signed, shall be filed with the Commission as its principal office.

A. Name of issuer or person filing ("Filer"): SLR Holdings Limited

B. (1) This is [check one]

[X] an original filing for the Filer

[ ] an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [x]

Note: Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper:

(a) if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or

(b) if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A (230.251 - 230.263 of this chapter).

(3) A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant SLR Holdings Limited

Form type CB

File Number (if known) ______

Filed by SLR Holdings Limited

Date Filed (if filed concurrently, so indicate) concurrently

D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated England and Wales and has its principal place of business at (Address in full and telephone number)

15 Grosvenor Gardens

London SW1W 0BD, England, United Kingdom

E. The Filer designates and appoints (Name of United States person serving as agent) Steven J. Kelley ("Agent") located at (Address in full in the United States and telephone number) c/o Summit Law Group, PLLC
315 Fifth Ave. S., Suite 1000
Seattle, WA 98104-2682 Phone: (206) 676-7000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and
(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) CB on (Date) August 5, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer dis charges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8, Form F-80 or Form CBstipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London Country of England this 3rd day of August, 2004.

SLR Holdings Limited
Filer:

By:(Signature and Title)
Nishith Malde
its Sole Director

This statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Steven J. Kelley

Agent for SLR Holdings Limited, Attorney at Law, Summit Law Group, PLLC, a Washington Professional Limited Liability Company
(Title)

August 3, 2004
(Date)

Instructions

1. The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

2. The name of each person who signs Form F-X shall be typed or printed beneath such person's signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which such person signs Form F-X. If any name is signed pursuant to a board resolution, a copy of the resolution shall be filed with each copy of Form F-X. A certified copy of such resolution shall be filed with the manually signed copy of Form F-X. If any name is signed pursuant to a power of attorney, a copy of the power of attorney shall be filed with each copy of Form F-X. A manually signed copy of such power of attorney shall be filed with the manually signed copy of Form F-X.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt about the action you should take, you are recommended to immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

WITH REGARD TO SLR SHAREHOLDERS AND/OR HOLDERS OF VESTED OPTIONS WHO ARE RESIDENTS OF THE UNITED STATES, BE AWARE THAT THE SLR HOLDINGS B SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACTS OF ANY STATE WITHIN THE UNITED STATES. Neither SLR Holdings nor SLR Group plan to provide for such registration in the future and neither SLR Holdings nor SLR Group are under any obligation to provide for such registration of the shares and SLR Holdings may prohibit subsequent transfers of the shares without opinion of the transferor's legal counsel, acceptable to the SLR Holdings and its legal counsel, that the proposed transfer complies with United States federal and state securities laws.

SLR Group Limited

Proposal for holders of SLR Shares and Vested Options

The action to be taken to accept the Offer is set out on page 12 and in the enclosed Form of Acceptance.

Holders of SLR Shares and options granted (and not waived) under the SLR Group 2003 Enterprise Management Incentive Scheme and the earlier SLR option schemes should sign a Form of Acceptance which should be returned, duly signed and witnessed to 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire, HP18 9JX, England (Ref: John Green) so as to be received by no later than 11.00am (British Summer Time) on 29 August 2004.

Notice of an Extraordinary General Meeting of SLR Group, to be held at 11.00 a.m. on 31 August 2004, or earlier if consent to short notice is given, is set out at the end of this document. Shareholders will find enclosed a form of proxy for use in connection with the Extraordinary General Meeting. To be valid, this form of proxy must be completed and returned in accordance with the instructions printed thereon so as to be received not later than 11.00 a.m. on 29 August 2004.

The Proposal is not being made, directly or indirectly, in or into any US Restricted Jurisdiction, Canada or Japan. Accordingly, copies of this document and the Form of Acceptance are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any US Restricted Jurisdiction, Canada or Japan and persons receiving this document and the Form of Acceptance (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any US Restricted Jurisdiction, Canada or Japan.

The new SLR Holdings B Shares have not been, nor will they be, registered under the Securities Act or

under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and no steps have been or will any be taken to enable the SLR Holdings B Shares to be offered in Japan in compliance with applicable securities laws in Japan; and the new SLR Holdings B Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the new SLR Holdings B Shares may not (unless an exception under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into any US Restricted Jurisdiction, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any person in a US Restricted Jurisdiction or any person resident in Canada, Australia or Japan.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to the Proposal, SLR Holdings and SLR Group that are subject to risks and uncertainties. These statements are based on SLR Group's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

IMPORTANT INFORMATION FOR UNITED STATES SHAREHOLDERS

The Proposal is being made for the securities of a non-US company. The Proposal will be made in accordance with the requirements of English law and is subject to disclosure and other procedural requirements that are different from those of the United States. Financial statements included or incorporated in this document may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

You should be aware that SLR Holdings may purchase securities in SLR Group otherwise than under the Proposal, such as through privately negotiated purchases.

The new SLR Holdings B Shares proposed to be issued in the United States in connection with the Proposal will be issued pursuant to an exemption set forth in Rule 802 under the Securities Act of 1933 and, where available, pursuant to exemptions from registration or qualification under State securities laws. Depending on the current status of the SLR Shares held by SLR Shareholders who are resident in the US surrendered under the Offer, the new SLR Holdings B Shares issued pursuant to the Offer may be "Restricted Securities" within the meaning of Rule 144 under the Securities Act of 1934. Accordingly, in connection with any sale or other transfer of direct or indirect beneficial interest in SLR Holdings B Shares into or within the United States or to any US Person (as defined in Regulation S under the Securities Act of 1933), holders of SLR Holdings B Shares should consult with US securities law counsel regarding applicable restrictions, if any, on such sales or transfers.

The new SLR Holdings B Shares have not been approved or disapproved by the Securities and Exchange Commission or any US state securities commission, nor has the Securities and Exchange Commission or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is unlawful and may be a criminal offence.

Contents

Expected timetable*

Latest time and date for receipt of completed Forms of Acceptance, SLR Share Certificates and, if applicable, cheques for any Vested Options	11.00am on 29 August
Latest time and date for receipt of Forms of Proxy	11.00am on 29 August
Extraordinary General Meeting	11.00am on 31 August
Completion	31 August
Cash transferred to SLR Shareholders	3 September
Share Certificates for SLR Holdings B Shareholders despatched	7 September
Share Certificates for SLR Holdings B Shareholders despatched	7 September

* All times specified are British Summer Times. Please note that the timetable detailed above is subject to change in the event that consent to short notice of the Extraordinary General Meeting is obtained from the requisite SLR Shareholders in accordance with Article 25 of the Articles of Association of SLR Group. If this happens you will be notified of the earlier date and provided with a revised timetable.

Summary

This summary should be read in conjunction with the full text of this document from which it is derived.

Background	In January 2004, the Board and its advisers explored various options to enable SLR Shareholders to realise value for their SLR Shares.
The Proposal	The proposal described in this document is an "equity release" transaction whereby SLR Shareholders receive an aggregate sum in excess of £10,000,000 in cash and retain an ongoing interest as shareholders in the enlarged SLR Group.
SLR Holdings	The mechanism being used to achieve the "equity release" transaction involves the creation of a new company (SLR Holdings) which purchases the whole of the issued share capital of SLR Group by way of an offer to SLR Shareholders. The offer being made by SLR Holdings is set out in this document.
Sources of cash	The cash to be paid by SLR Holdings will come from a combination of debt from Lloyds TSB Bank plc, an investment in shares and loan notes by ISIS and funds which are surplus to SLR Group's current working capital requirements.
SLR Share Options	Holders of Vested Options are recommended to exercise their options by signing and returning the Form of Acceptance. The SLR Shares allotted to them may then be sold to SLR Holdings under the Offer, in exchange for cash and shares in SLR Holdings. Unvested Options will, be replaced by new options to subscribe for or purchase SLR Holdings B Shares following the implementation of the Proposal. SLR Holdings will also adopt a new Enterprise Management Incentive share option scheme, which will be similar to the existing share option schemes. New replacement share options will have terms broadly equivalent to the existing SLR Share Options but will not be identical to the original lapsed options for tax and other reasons.
Future management and operations	While major strategic decisions and certain other matters will be subject to the approval of ISIS following Completion, the operations and day to day management of the SLR Group will not change as a result of the Proposal. SLR Holdings will be the new holding company of the SLR Group and its board will comprise four existing SLR Group executive directors, up to two independent non-executive directors and one director appointed by ISIS. The future expansion strategy is to continue the established pattern of organic growth and to supplement this by selective acquisitions.
Risk factors	Your attention is drawn to the risks mentioned on page 11.

SLR Group Limited

(Registered in England No. 2952410)

Directors
A J Sheppard *Chairman*
D G Richards *Group Chief Executive*
A Street
J J Leeson
K G Rattue
I Roberts
N C Penhall

Registered Office
7 Wornal Park
Menmarsh Road
Worminghall
Aylesbury
Buckinghamshire HP18 9JX

To the holders of SLR Shares and/or Vested Options
and for information to the holders of Unvested Options

6 August 2004

Dear Shareholders and/or holders of Vested Options,

Recommended Proposal

Introduction

For several years the SLR Board has pursued a growth strategy with a view to realising value for shareholders. There are several ways in which this might have been achieved including a flotation on the London Stock Exchange or the sale of the SLR Group.

With this strategic intention in mind, the SLR Board appointed various advisers and consultants. Nishith Malde was appointed as a consultant, with a view to his future appointment as a non-executive director. Our financial adviser, Dawnay Day, is a sponsor of stock exchange flotations and also advises clients on acquisitions, disposals and other corporate finance transactions such as the Proposal described in this document. The Board has received tax and legal advice in connection with the Proposal from BDO Stoy Hayward and Beachcroft Wansbroughs respectively.

SLR Group's profitability and value depends on the skills, efforts and revenue generation of its workforce, many members of whom are also SLR Shareholders. Clearly an important factor in determining the amount any purchaser or other third party would be willing to pay for SLR Group's shares depends on them being satisfied that the employee shareholders remain committed to the business.

Having considered the alternatives carefully with its advisers, the Board decided to recommend an "equity release" transaction to SLR Shareholders. Details of this Proposal are set out in this document.

The Proposal

The Proposal is an "equity release" transaction, whereby SLR Shareholders and holders of Vested Options sell their SLR Shares to SLR Holdings in return for £10,000,000 in cash, 2,976,130 SLR Holdings B Shares and "Additional Consideration". The latter, which is based on the expected financial position of SLR Group at Completion, has been negotiated with ISIS. It is anticipated that the Additional Consideration will be approximately £575,000 (19.3p for each SLR Share) but the precise figure will be calculated at Completion. Each SLR Shareholder's Additional Consideration will be paid in the manner specified below. SLR Holdings will become the new holding company of the SLR Group. Initially the SLR Holdings B Shares will represent 69.6% of SLR Holdings' issued share capital. The external finance for the Proposal will be provided by Lloyds TSB and ISIS.

The mechanism by which the "equity release" transaction is to be implemented is the sale of the entire issued share capital of SLR Group to SLR Holdings on the following basis :

For each SLR Share	**£3.36 in cash, 1 SLR Holdings B Share and the pro rata share of Additional Consideration**

You may elect to take your entitlement to Additional Consideration at Completion either as cash or Additional Consideration B Loan Notes to be issued by SLR Holdings with an equivalent value. The Additional Consideration B Loan Notes will not be repaid until SLR Holdings is either sold to a third party, or floated on a recognised stock exchange or becomes subject to an insolvency situation (in which case they may not be repaid in full). It is not anticipated that a sale or flotation will occur in the near future. The Additional Consideration B Loan Notes bear an interest rate of 5% per annum paid semi-annually and are unsecured. Further details of the terms of the Additional Consideration B Loan Notes are contained in Appendix III.

The Majority Shareholders are to give warranties to SLR Holdings. The warranties enable SLR Holdings to claim its money back from the Majority Shareholders for the benefit of its bank and investors in certain circumstances (such as the statutory accounts being found to be misleading or a significant legal claim being made against SLR Group or its subsidiaries as a result of something which happened prior to Completion). The Majority Shareholders have agreed to receive their Additional Consideration in the form of Additional Consideration B Loan Notes.

Financing and capital structure of SLR Holdings

Following the implementation of the Proposal, SLR Holdings will have 1,298,877 A ordinary shares which will be held by ISIS and 2,976,130 SLR Holdings B Shares which will be held by former SLR Shareholders.

For technical reasons related to the tax status of certain funds managed by ISIS there will be two types of A ordinary shares. The value attributed to each type of A ordinary share will be the same. The only difference between these two types of A shares is that the A1 shares will entitle the holders thereof to a premium of 45 pence per share on a return of capital by SLR Holdings. This premium has been calculated to entitle ISIS to recover its share investment of £2,850,000 in SLR Holdings ahead of any return to the holders of SLR Holdings B Shares in certain limited circumstances including in the event that SLR Holdings is placed into liquidation.

ISIS will subscribe £2,850,000 for 1,298,877 A ordinary shares, being approximately £2.194 per A ordinary share.

ISIS will also lend SLR Holdings £2,000,000 by way of mezzanine loan notes. The mezzanine loan notes carry interest at 6.25% per annum and accrue a redemption premium at a further 6.25% per annum compounding on 31 October in each year and an additional 3% of any amount redeemed in the first year following Completion, 2% of any amount redeemed in the second year following Completion and 1% of any amount redeemed in the third year following Completion. Alongside the mezzanine loan notes, warrants to subscribe for up to 103,216 A2 ordinary shares in SLR Holdings will be issued to ISIS.

The total cash committed by ISIS amounts to £4,850,000 in addition to which SLR Holdings has arranged to borrow £6,000,000 from Lloyds TSB Bank plc. Thus SLR Holdings will have total cash resources of £10,850.000 plus the Additional Consideration out of which it will pay £10,000,000 plus the Additional Consideration to SLR Shareholders and meet the fees and costs arising from the Proposal.

Summarised Extracts from SLR Holdings' Articles of Association to be adopted on Completion are set out in Appendix III for the purpose of illustrating the provisions governing respective share rights, pre-emption rights on the transfer of shares and sales to third parties.

Vested SLR Share Options

The Board recommends the holders of Vested Options to exercise their options in the manner described below, thereby becoming SLR shareholders and participating in the "equity release" proposal as described in this document. If such Vested Options are not exercised they will lapse on Completion.

The Board has in accordance with rule 8.1 of the 2003 Options concluded that an "Exit Event" as defined in the rules of the 2003 Options will occur in connection with the Proposal and determined that 2003 Options shall vest in full on 31 August 2004 conditionally upon Completion taking place. Therefore all unexercised 2003 Options will lapse on Completion.

UK residents only
If you are a UK resident holders of Vested Options and exercise your share options, you will owe SLR Group the exercise price of each SLR share allotted to you. For practical purposes, to ensure that your Vested Options are exercised please complete and return the enclosed Form of Acceptance (as described below on page 13). **In order for your application to exercise your vested share options to be effective under the rules of the SLR share option schemes, it must be accompanied by a cheque for the exercise price. Although such a cheque must accompany the**

Form of Acceptance given by you to SLR Group, it will not be presented and the amount due to SLR Group will in fact be deducted from the cash due to you from SLR Holdings when the Proposal is implemented. Your cheque will then be destroyed. No cheques are required from US shareholders.

The cash received by holders of Vested Options from SLR Holdings when the Proposal is implemented will be used to fund the exercise price payable and any withholding tax or social security payable.

Management and operations

While major strategic decisions and certain other matters will be subject to the approval of ISIS following Completion, the day to day management and operations of the SLR Group will not change as a result of the Proposal.

SLR Holdings will become the new holding company of the SLR Group and its board will comprise a new non executive chairman, who has yet to be appointed, and the following directors:

David Richards – Group Chief Executive

David will be the Chief Executive of SLR Group, having been a founder of SLR in 1994. David has overall responsibility for the management of the group, working with the other directors and senior managers. Under his guidance, SLR has become one of the fastest growing and most profitable environmental consultancies in the UK.

Prior to joining SLR, David was a Senior Manager with Golder Associates, a major international environmental consultant. He was responsible for the management of that environmental group in the UK. As one of the most senior of the UK management team he also played a key role in the European operations of Golder Associates.

David is a Chartered Engineer, qualified to Masters Degree level, with extensive consulting experience in the geotechnical and environmental fields. His experience includes over 15 years with international environmental consultancies at senior management level, and before that several years with working for an international civil engineering contractor, managing projects in Africa and the Far East.

Alan Sheppard – Executive Director

Alan is currently Chairman of SLR Group. He is also the director responsible for the retail petroleum and contaminated land groups, having been responsible for developing and managing those businesses to date, as well as my duties as a member of the management team.

Prior to joining SLR in 1994, Alan was President and CEO of *SECOR* Environmental Engineering Inc. (SEEI). Founded in 1990, as the Canadian subsidiary of SII, he built the company to a turnover of US$5M, and a staff of 80 by the time he left in 1994. SEEI was consistently and highly profitable during his tenure as CEO.

Alan is a hydrogeologist by profession, qualified to Masters Degree level, and a Professional Geologist registered in Canada and currently undertaking a part-time MBA. He has 20 years consulting experience with international consultants Hardy BBT and Golder Associates, as well as with the *SECOR* Group.

Neil Penhall – Managing Director SLR Consulting Limited

Neil is a Director of SLR Group and Managing Director of SLR Consulting Limited. He joined SLR Group in 1995 and was responsible for the development of the Bath/Bradford on Avon office, before taking over responsibility for SLR Consulting Limited in June 2001.

Prior to joining SLR Group, Neil was a Principal with RUST Environmental (formerly MRM Partnership), a major international consulting organisation. Neil managed the Waste Management Group within RUST's head office and was responsible for all technical and financial/budgetary issues. Prior to joining RUST Neil worked for Dames & Moore based in their London office.

Kevin G. Rattue, R.G. – President SLR International Corp.

Kevin is President of SLR International Corp and is responsible for developing, managing and expanding the North American operations. Kevin has over 20 years of business management and technical consulting expertise. He holds a Masters in Hydrogeology, an MBA in International Business and is a Registered Professional Geologist and Registered Hydrogeologist. He is also a Director of the British-American Chamber of Commerce (Pacific Northwest)

Before joining SLR in 2000, Kevin was Financial and Chief Operating Officer for a US $80,000,000 international environmental firm. In this capacity, he was the primary banking interface with Fleet Capital for a US $18,500,000 revolving line of credit and term debt facility that was secured by receivables and other company assets. He has work experience in Singapore, Australia, India and Indonesia before he moved to the US in 1984. He is a British citizen and a permanent resident of the US.

Nishith Malde FCA – Non executive

Nishith, aged 45, qualified as a chartered accountant in 1985 with KPMG and specialised in advising owner managed businesses. He left KPMG in 1989 to set up a consultancy firm which later merged with an audit practice where he was the partner responsible for the affairs of Country & Metropolitan PLC. He joined Country & Metropolitan PLC as Finance Director and Company Secretary in November 1998. Country & Metropolitan PLC is listed and traded on the London Stock exchange.

Kevin Whittle – Non executive

Kevin Whittle, aged 39, qualified as a chartered accountant in 1990 with Spicer & Oppenheim (now part of Deloitte) and then spent five years advising on a variety of corporate finance deals. Kevin also spent one year, from 1995-1996, with Ernst & Young Corporate Finance advising on private equity transactions before joining Environmental Waste Solutions Limited, a venture capital backed Management Buy-In, where he was CEO. In 2001 Kevin joined ISIS where he manages an unquoted portfolio of investments. Kevin graduated in Polymer Science and Technology with a BSc (Hons) from UMIST in 1987.

Employees

With the exception of certain senior personnel who have agreed to new service contracts, all employment rights will continue unchanged by the Proposal.

SLR Holdings will establish a new share option scheme. Options will be granted under the scheme to those employees whose existing SLR share options lapse on completion or have been waived. An employment benefit trust will also be established under which further options are expected to be granted in the future.

ISIS Equity Partners plc

ISIS is a leading UK mid-market private equity investor. Its investment philosophy centres on a research-led, sector focused approach, with the following core sectors:

- Business & Financial Services
- Consumer Markets
- Healthcare & Education
- Information Technology
- Media & Communications.

ISIS typically invests between £2m and £30m of equity in companies generating operating profits in excess of £1m. Its team of 22 investment executives are based in London, Birmingham and Manchester. ISIS invests funds on behalf of both retail and institutional clients.

ISIS Equity Partners became Private Equity House of the Year at the British Venture Capital Association/Real Deals Private Equity Awards on 29 April 2004. The main criteria for the Award was 'outstanding achievement by a firm in 2003' including improved performance, good quality new deals, successful exits, successful fund-raising and fund performance, and general expansion.

Future strategy

The Holdings Board intends the enlarged SLR Group to continue its established organic growth plan. In addition it will be active in pursuing acquisition opportunities to accelerate the enlarged SLR Group's expansion. Your board recognises ISIS's experience and successful track record in financing and implementing acquisitive growth strategies.

The Holdings Board expects that the enlarged SLR Group will have grown significantly through a combination of organic and acquisitive growth so that it is a much more substantial business when it seeks to realise shareholder value in the medium term. This is because if it were to seek admission to the London Stock Exchange's Alternative Investment Market now, SLR Group and its subsidiaries would not be large enough to generate wide investor interest from many of the largest financial institutions, resulting in a relatively limited market for SLR Shares. If it was twice its present size, appetite for SLR Shares in the market would be considerably greater. Increased demand for shares is conducive to higher share prices and of obvious potential benefit to existing SLR Shareholders who want to sell some of their SLR Shares.

Finance and dividends

The Proposal will result in the enlarged SLR Group having to service the interest and capital repayments on some £8 million of bank debt and mezzanine loan notes issued to ISIS.

The Articles of Association give the A Shareholders preferential dividend rights. Dividends of up to £140,000 per annum may be paid to B Shareholders if certain performance targets are exceeded.

While any cash required for the acquisitive growth strategy is expected to be mainly provided by ISIS and the enlarged SLR Group's bankers, any excess cash from operations after expenses and debt service costs may be used for this purpose. Accordingly, while the Holdings Board may consider paying further dividends from time to time in the future, any such distributions in the next few years are unlikely.

Risks

Investment in SLR Holdings carries higher risks than your existing investment in SLR Group, because of its higher level of borrowings and the risks associated with acquisitive growth. However leveraged acquisitive growth can, if successful, lead to enhanced investment returns.

If the enlarged SLR Group's profitability should suffer in the future, it could breach banking covenants in the loan documentation resulting in receivership. A material event of default in relation to the Financing Agreements could also trigger additional voting rights for the A Ordinary shares in SLR Holdings giving ISIS more than 95% voting control of SLR Holdings.

The Board has negotiated for certain existing SLR Shareholders to be given the right to make an advance of cash to the enlarged SLR Group on one occasion if it is in danger of defaulting under the Facility Agreement to be entered with Lloyds TSB Bank plc so that they are able to retain control if they perceive that the matters which gave rise to possible default are capable of being resolved satisfactorily.

At present SLR Group and its subsidiaries has little long term debt and is not particularly exposed to fluctuations in interest rates. Following the implementation of the Proposal, it will be more exposed in the future, although steps will be taken to buy financial instruments which mitigate this risk.

Extraordinary General Meeting

The borrowings arranged by SLR Holdings to enable it to pay the cash consideration are to be secured on the assets of SLR Group and its subsidiaries. Under English company law a company cannot, except in certain circumstances, give financial assistance to a third party to enable a person to acquire its shares. This would effectively prevent SLR Group from granting a guarantee or debenture (both of which are forms of financial assistance) to Lloyds TSB plc or ISIS to secure SLR Holdings' borrowings to fund its acquisition of SLR Shares. To authorise this prohibited "financial assistance", the SLR Shareholders are required to approve the giving of financial assistance by SLR Group including the provision of the aforementioned guarantees and debentures by a special resolution. The Extraordinary General Meeting, notice of which is set out at the end of this document, has therefore been convened to enable SLR Shareholders to pass the relevant resolution in respect of SLR Group. The Extraordinary General Meeting may be held earlier than the date specified in such notice if the requisite number of SLR Shareholders consent to this beforehand in accordance with Article 25 of SLR Group's Articles of Association. If this happens SLR Shareholders will be notified of the earlier time, date and place for the Extraordinary General Meeting and provided with a revised timetable in place of the one detailed on page 3 of this document.

Action to be taken

It is impractical to expect all SLR Shareholders and holders of Vested Options to attend a completion meeting to sign contracts, stock transfer forms etc. in person. Accordingly, a Form of Acceptance is enclosed which, when executed:

- Confirms your intention to exercise any Vested Options which you may hold using cash received under the Proposal to pay the exercise price and any withholding tax or social security payable by you in relation to the exercise of your Vested Option(s);
- Constitutes your acceptance of the Offer for your SLR Shares; and
- Appoints any director of SLR Group as your attorney to sign any contracts and stock transfer forms, cast any votes and take any other action which may be necessary or desirable to implement the Proposal on your behalf. Examples of such actions include the provision of waivers of pre-emption rights under the Articles of Association of SLR Group and consents under any existing shareholders' agreement and/or the articles of association of SLR Group and the signing of indemnities for lost share certificates.

SLR Shareholders will also find enclosed a Proxy Form to enable SLR Shareholders to vote at the Extraordinary General Meeting. Whether or not you propose to attend the Extraordinary General Meeting, SLR Shareholders are requested to complete and return the Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received no later than 11.00 a.m. (British Summer Time) on 29 August 2004. Completion and return of a Form will not preclude SLR Shareholders from attending the Extraordinary General Meeting and voting in person, if you so wish.

The Form of Acceptance should be completed by:

- Ticking Box 1;
- Signing and dating Box 2 in the presence of a witness (ie someone who is over 18 years of age and not your spouse or other relative);
- Entering your full name and address in Box 3;
- Leaving Boxes 4 and 5 blank if you are resident in, amongst other places, the United Kingdom, Alaska, California or Washington;
- Inserting the words "LOAN NOTES" in Box 6 if you wish to take the Additional Consideration in the form of Additional Consideration B Loan Notes instead of cash; and
- Ticking Box 7 if your SLR share certificate has been lost.

Completed and signed Forms of Acceptance and Proxy Forms should be sent with your SLR Group share certificate, and (for UK resident option holders only) cheque for the exercise price of any Vested Options you wish to exercise to 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire, HP18 9JX, England (Ref: John Green) so as to be received as soon as possible and in any event by 11.00am (British Summer Time) on 29 August 2004. The Offer may be closed and Completion may take place earlier if Forms of Acceptance are received in respect of all the SLR Shares to which the Offer relates at an earlier date.

Further information

Further information is set out in the Appendices to this document.

Recommendation

Your Board, which has been so advised by Dawnay Day, believes that the Proposal is in the best interests of SLR Shareholders as a whole and unanimously recommends you to accept the Offer in the manner described in the paragraph under the sub-heading "Action to be taken" above.

Your Board, which has been so advised by Dawnay Day, also recommends SLR Shareholders who are not Majority Shareholders to elect to receive any Additional Consideration in the form of cash rather than Additional Consideration in B Loan Notes.

The directors of SLR Group intend to accept the Offer in respect of their combined holdings of 2,016,554 SLR Shares which represent 62% of SLR Group's share entire issued capital (respectively following the exercise of their options).

Yours sincerely,

A. Sheppard
Chairman

D. Richards
Group Chief Executive

SLR Holdings Limited

(Registered in England No. 5134073)

Sole Director
Nishith Malde

Registered Office
7 Wornal Park
Menmarsh Road
Worminghall
Aylesbury
Buckinghamshire HP18 9JX

To SLR Shareholders and holders of Vested Options
And for information to the holders of Unvested Options

6 August 2004

Dear SLR Shareholder and holder of Vested Options,

Offer for the entire issued share capital of SLR Group by SLR Holdings

1. Introduction

An equity release transaction is being recommended to you, which will give you a combination of cash and a continuing equity interest in the enlarged SLR Group as a shareholder. The Proposal is effected by means of an offer by SLR Holdings for your SLR Shares. This letter contains the formal Offer.

2. The recommended Offer

SLR Holdings hereby offers to acquire, on the terms of and subject to the conditions set out or referred to in this document and in the Form of Acceptance, all the issued and to be issued ordinary share capital of SLR Group on the following basis:

The Offer:

For every SLR Share	**£3.36 in cash, 1 SLR Holdings B Share and the pro rata share of Additional Consideration**

except that any SLR Shareholder who currently holds shares in SLR Holdings will receive under the Offer such number of SLR Holdings B Shares which, when aggregated with the SLR Holdings B Shares already held by him, will equal the number of SLR Shares held by him. (SLR Holdings has (save for matters relating to the preparation of the Offer) been inactive and will remain so until Completion).

Additional Consideration based on the expected financial position of SLR Group at Completion has been negotiated with ISIS. Any such Additional Consideration will be paid in cash at Completion or by the issue of Additional Consideration B Loan Notes. It is anticipated that the Additional Consideration will be approximately £575,000 (19.3p for each SLR Share) but the precise figure will be calculated at Completion.

The Offer is being made on terms that the SLR Shares will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances and third party rights and together with all rights now or hereafter attaching thereto, including the right to all dividends and other distributions (if any) declared, made or paid hereafter.

The Offer may only be accepted in respect of an SLR Shareholder's entire holding of SLR Shares.

3. Conditions of the Offer

The Offer is to be financed by borrowings from Lloyds TSB Bank PLC, by a loan and investment by ISIS and the Additional Consideration as described in the letter from the Chairman of SLR Group above. The Offer is conditional on all the financing agreements being executed and the conditions contained in such agreements being satisfied except insofar as they relate to the Offer becoming wholly unconditional. It is a condition of the Offer that Majority Shareholders enter into an Acquisition Agreement, which contains warranties in favour of SLR Holdings, and elect to receive Additional Consideration B Loan Notes as explained in the letter from SLR Group above.

The conditions of the Offer are set out in Appendix I. They include acceptances of the Offer being received in respect of not less than 90% of the SLR Shares in issue.

Further terms of the Offer are set out in the enclosed Form of Acceptance.

4. Compulsory acquisition of SLR Shares

Subject to the acquisition of 90% of the SLR Shares to which the Offer relates, SLR Holdings intends to avail itself of the procedure of sections 428 to 430F (inclusive) of the Companies Act 1985 to acquire compulsorily any remaining SLR Shares.

5. Vested SLR Share Options

The Offer is extended to the holders of Vested Options who exercise their Vested Options prior to Completion. Signing the Form of Acceptance authorises any director of SLR Group to apply to exercise Vested Options on your behalf to accept the Offer in respect of the new SLR Shares allotted to you and to use cash received under the Offer to pay the exercise price and any tax withholding or social security for which you are liable in relation to the exercise of your Vested Option(s). **UK resident holders of Vested Options must send a cheque for the exercise price with their completed form of acceptance.** As explained in the letter from the Chairman of SLR Group above, these cheques will not be presented. Cheques are required for UK tax purposes and are not required for non-UK resident option holders.

Unvested Options will either lapse on Completion or have been conditionally waived. Replacement options will be granted by SLR Holdings following Completion.

6. Taxation

UK resident SLR Shareholders

The following analysis applies to individuals who are resident, ordinarily resident and domiciled in the United Kingdom for taxation purposes, who are not viewed by the Inland Revenue as having acquired their shares by virtue of their employment or otherwise than as an investment. The following is for general guidance only and relates solely to United Kingdom taxation matters. All shareholders are advised to seek their own professional and tax (whether UK and/or of any other relevant jurisdiction) advice based upon their own specific facts and circumstances, before accepting the proposal.

The SLR Shares will be exchanged for a combination of SLR Holdings B Shares and cash. The tax treatment of the share consideration, the cash consideration and, if applicable the Additional Consideration B Loan Notes received will differ and is set out in (a), (b) and (c) below. The treatment of the different elements of consideration depends upon the Inland Revenue providing the relevant clearance that the intended tax treatment applies:

(a) SLR Shares exchanged for SLR Holdings B Shares

The exchange of shares for new shares should not crystallise a capital gain. Instead, any gain that would arise on the exchange will be "rolled over" to reduce the cost of the SLR Holdings B Shares when calculating any future gain on the sale of the SLR Holdings B Shares.

BDO Stoy Hayward is currently in the process of obtaining clearance in advance of the transaction from the Inland Revenue that the commercial nature of the transaction allows for the gain to be "rolled over". In the unlikely circumstance that this clearance is not obtained, the exchange of shares would generate a capital gain calculated in the same way as in relation to the cash consideration below.

(b) SLR Shares exchanged for cash

When you receive cash in exchange for SLR Shares this should crystallise an immediate capital gain on which capital gains tax will be payable (by 31 January 2006). The immediate capital gain is crystallised only in respect of the cash received (the SLR Holdings B Shares and any Additional Consideration B Loan Notes received are treated differently – see (a) and (c)). A capital gain relating to the cash is calculated by deducting the price that was paid to acquire the shares (as apportioned between the cash, share and loan note elements of consideration) from the market value proceeds received. There are various other reliefs and exemptions that may apply to reduce capital gains. The most relevant are taper relief and the annual exemption.

Taper relief applies to reduce gains chargeable to capital gains tax. Taper relief is complex but for shares owned by an employee of SLR Group, it operates to reduce a capital gain by 50% if they have been owned for more than a year and by 75% if they have been owned for more than two years. If the shares were acquired on the exercise of qualifying Enterprise Management Incentive ("EMI") share options, the period from the grant of the options to the date of disposal of the shares is added when calculating the ownership period.

The current annual capital gains tax exemption is £8,200 per annum This will further reduce your taxable gain, provided it has not been used against other gains you have made in this tax year.

BDO Stoy Hayward is currently in the process of obtaining advance clearance from the Inland Revenue that the commercial nature of the transaction allows for the cash proceeds to be treated as a capital receipt by shareholders. If this clearance is not received the cash would be taxed differently as an income distribution.

(c) SLR Shares Exchanged for Additional Consideration

If you choose to take the Additional Consideration in the form of cash, the cash received will be included in calculating the capital gains tax payable as set out in (b) above.

If you choose to take the Additional Consideration in the form of Additional Consideration B Loan Notes, it is intended that the Additional Consideration B Loan Notes will be a particular type of loan note known as a "non qualifying corporate bond" for tax purposes. Capital gains tax will not be due in respect of the Additional Consideration B Loan Notes when the loan notes are acquired. Instead, the gain is rolled over and will be crystallised with capital gains tax becoming payable when the Additional Consideration B Loan Notes are repaid.

The capital gain arising on repayment will be calculated by deducting the price that was paid to acquire the initial SLR Shares (as apportioned between the cash, SLR Holdings B Share and loan note elements of consideration) from the proceeds received when the Additional Consideration B Loan Notes are repaid. The capital gains tax reliefs and exemptions set out in (b) will apply when the Additional Consideration B Loan Notes are repaid. In this case the taper relief holding period will apply from the date of the acquisition of the SLR Shares (or the grant of the EMI share option if applicable) until the Additional Consideration B Loan Notes are repaid.

BDO Stoy Hayward is currently in the process of obtaining advance clearance from the Inland Revenue that the commercial nature of the transaction allows for the loan note proceeds to be treated as a capital receipt by shareholders. If this clearance is not received the loan note receipt would be taxed differently as an income distribution.

Example (assuming both clearances are obtained from the Inland Revenue)

Mr X is granted an EMI share option on 1 January 2003 with an exercise price of £0.24 per share. His option vested in respect of 10,000 SLR Shares and on 25 July 2004 this option is exercised with Mr X paying £2,400 and acquiring 10,000 shares.

These shares are exchanged in August 2004 under the Offer for 10,000 SLR Holdings B shares worth £21,940 (£2.194 each) and £33,601 in cash (£3.3601 per share exchanged) and Additional Consideration of £1,932 payable in cash. The total value received is therefore £57,473.

The capital gain calculated in relation to the cash is:

Proceeds	£33,601	
Additional Cash	£1,932	*Assuming no election is made for Additional Consideration B Loan Notes*
Total cash proceeds	£35,533	
Less: apportioned cost	(£1,484)	*£2,400 x (£33,601+ £1,932 / £57,473)*
Gain before taper relief	**£34,049**	
Less taper relief	(£17,025)	*1 full year between 1 January 2003 and 1 August 2004 – £34,049 x 50%*
Tapered capital gain	**£17,024**	
Less: annual exemption	(£8,200)	*Assumes the individual has no other capital gains in the fiscal year*
Chargeable amount	**£8,824**	
Tax due at 40%	**£3,530**	*Assuming the individual is a higher rate tax payer*

There is no capital gains tax due in relation to the exchange of the SLR Shares for SLR Holdings B Shares until the SLR Holdings B Shares are sold.

The net cash receivable in August 2004 net of Mr X's tax liability under the above example is £32,003 (being proceeds of £35,533, including Additional Consideration, less tax of £3,530).

The SLR Holdings B Shares are then sold on 1 March 2005 for £4 per share (total proceeds of £40,000). The capital gain in relation to the disposal of the SLR Holdings B Shares is calculated as set out below. (The taper relief ownership period commences from the date of the original acquisition. As the SLR Shares were acquired under an EMI option, it commences at the date of grant of the grant of the EMI share option).

Proceeds	£40,000	
Less: apportioned cost	(£916)	*£2,400 x (£21,940 / £57,473)*
Gain before taper relief	**£39,084**	
Less taper relief	(£29,313)	*2 full years between 1 January 2003 and 1 March 2005 – £39,084 x 75%*
Tapered capital gain	**£9,777**	
Less: annual exemption	(£8,200)	*Assumes the individual has no other capital gains in the fiscal year*
Chargeable amount	**£1, 517**	
Tax due at 40%	**£607**	*Assuming the individual is a higher rate tax payer*

The net cash receivable in March 2005 net of Mr X's tax liability under the above example is £39,393, (being proceeds of £40,000, less tax of £607).

If the SLR Shares that you acquired were not acquired under an EMI share option, the taper relief ownership period commences at the date of the acquisition. In this case, the cost to be apportioned (the £2,400 cost in the above example) would be the market value of the SLR Shares when they were acquired.

The UK tax legislation can, in certain circumstances, tax the growth in the value of shares known as "restricted securities" to income tax. The shares acquired in SLR Holdings will be "restricted securities". It is the belief of the Company that the values of the SLR Group shares that will be given up and the SLR Holdings shares that will be acquired are such that there will be no change to the tax consequences set out above. However, in the event that the Inland Revenue was to challenge this position, there is a possibility that an *income tax* charge could arise either on the date of the exchange of shares or on the disposal of the SLR Holdings shares.

On the basis of this small risk that income tax could become chargeable it is recommended that you make an "election" for the shares to be treated as if they were not restricted securities. If the Inland Revenue do not challenge our position this election will have no positive or negative effect on your tax position and the treatment set out above will continue to apply.

However, making the election is recommended in case the Inland Revenue did successfully challenge our position. The effect of this election is to ensure that any increase in the value of the SLR Holdings shares is subject to capital gains tax (rather than income tax). If the value of the SLR Holdings shares increases, signing the election will save you tax. You should note however that making the election could cause an amount of tax to be payable on the exchange of shares (it is anticipated that this would be a small amount, if any) and this tax would not be repaid if the value of the SLR Holdings shares were to subsequently fall.

A more detailed summary of the tax treatment of Restricted Securities can be obtained from John Green, the Company Secretary. Unless you notify John Green to the contrary promptly following Completion, this election will be made on your behalf under the power of attorney incorporated into the Form of Acceptance.

Some of the UK resident SLR Group shareholders will acquire their shares on the exercise of vested share options as a result of this proposal. Optionholders received guidance as to the tax treatment of their share options when the options were granted. However, the SLR Group shares acquired on the exercise of the option will also be Restricted Securities and the shareholder should therefore consider whether to make an election as outlined above in relation to those shares.

For individuals holding qualifying EMI share options, these options were granted at market value and it is in all cases beneficial for an election to be entered into on the exercise of the share option. For individuals holding unapproved share options, it is recommended that an election be made, however you should note that making the election could cause an amount of tax to be payable on the exercise of the option (it is anticipated that this would be a small amount, if any) and this tax would not be repaid in the future.

US resident SLR Shareholders

A gain will arise to the shareholder on the exchange of the SLR Group shares. The gain is calculated as the excess of the total value received for the SLR Group shares (i.e. £5.756 being the £2.194 value of the SLR Holdings shares when added to the £3.3601 cash and £0.2016 Additional Consideration received) over the base cost of the SLR Group shares being broadly the price paid when added to any amount that was subject to tax on the acquisition of the SLR Group shares. However, any gain calculated on the exchange of shares is limited to the amount of cash received under the transaction.

The Additional Consideration will be treated as cash received whether it is taken as cash or Additional Consideration B Loan Notes.

The gain calculated on the exchange is then subject to capital gains tax. A long term capital gain arises if the shares have been held for more than one year. In this case the maximum rate applied to the gain is 15%. Short term capital gains are taxed at normal marginal rates.

Example

Mr Y acquired 10,000 SLR Group shares for 24p per share on 1 January 2003. These shares are exchanged on 1 August 2004 under the Proposal for 10,000 SLR Holdings shares worth £21,940 (£2.194 each) and £33,601 in cash (£3.3601 per share exchanged) and Additional Consideration of £1,932 payable in cash. The total value received is therefore £57,473.
The capital gain arising on the exchange is:

Proceeds	£55,541	*£5.554 x 10,000 shares*
Additional Cash	£1,932	*assuming no election is made for Additional Consideration B Loan Notes*
Total proceeds	£57,473	
Less: cost	(£2,400)	*£0.24 x 10,000*
Gain	**£55,073**	
Limited to cash received	**£35,533**	*£3.5533 x 10,000 shares*
Tax due at 15%	**£5,330**	*Long term gains on assets held for more than a year.*

Mr Y's cash proceeds in August 2004 net of tax would therefore be £30,203 (being cash proceeds of £35,533, less tax of £5,330).

When the SLR Holdings shares are sold, the base cost of the SLR Holdings shares would be reduced by the amount of cash that had been received and increased by the gain that was subject to tax on the exchange. In the example therefore, the base cost of the new shares would remain £2,400 as the cash received and the gain subject to tax are equal (£35,533).

This tax analysis would differ if US individuals held 10% or more of the outstanding shares of SLR Group.

It should be noted that taxation levels, bases, reliefs and taxation authority practice can all change in the future. The summary of the taxation consequences set out above in this paragraph 8 are based on current tax law and practice. Both the above examples treat the cash subscription price of an A shares as being the value of a B share. As the A shares have preferential rights, each A share is likely to be worth more than a B share. The value of a B share has not yet been agreed with the Inland Revenue.

7. Procedure for acceptance

SLR Shareholders may accept the Offer in respect of such shares by completing and returning the Form of Acceptance in accordance with the procedure set out in this paragraph.

(a) To accept the Offer

To accept the Offer in respect of your SLR Shares, SLR Shareholders and holders of Vested Options should complete Boxes 1 and 3 and sign and date Box 2 of the enclosed Form of Acceptance **in the presence of a witness (i.e. someone who is 18 years of age or over and not your spouse or other relative), who should also sign in accordance with the instructions printed therein.** If you are resident in the United Kingdom, Alaska, California or Washington, you should refrain from inserting "NO" in Box 4 and it will be unnecessary for you to complete Box 5. You should write "LOAN NOTES" in Box 6if you wish to take the Additional Consideration in the form of Additional Consideration Loan Notes instead of cash. Finally, please tick Box 7 if your SLR Share certificate has been lost.

(b) Return of Form of Acceptance

To accept the Offer in respect of your SLR Shares, all completed Forms of Acceptance, together with your share certificate(s) for such SLR Shares and/or other document(s) of title, should be returned by post or by hand to John Green 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, HP18 9JX **as soon as possible but in any event so as to be received not later than 11.00 a.m. (British Summer Time) on 29 August 2004.**

Completed and signed Forms of Acceptance should be sent with your SLR Group share certificate, Proxy Form and (in respect of UK holders of Vested Options only) your cheque for the exercise price of any Vested Options you wish to exercise to 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire, HP18 9JX, England (Ref: John Green).

(c) Share Certificates not readily available or lost

If, in the case of an SLR Shareholder, your certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and **returned as stated above so as to arrive not later than 11.00 a.m. on 29 August 2004**, together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title. Signing the Form of Acceptance authorises any director of SLR Group to sign a letter of indemnity for lost share certificate(s) on your behalf as your attorney.

(d) Validity of acceptances

Without prejudice to this document, SLR Holdings reserves the right to treat as valid any acceptance of the Offer in relation to SLR Shares which is not entirely in order or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the Offer will be made until (as applicable) after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to SLR Holdings have been received.

(e) US shareholders

Any Form of Acceptance received in an envelope postmarked in any US Restricted Jurisdiction, Canada or Japan or otherwise appearing to SLR Holdings or its agents to have been sent from any US Restricted Jurisdiction, Canada or Japan may be rejected as an invalid acceptance of the Offer. For further information on overseas shareholders, see paragraph 2 of Part B of Appendix I.

8. Power of Attorney

The Form of Acceptance incorporates a power of attorney, which permits any director of SLR Group to do the following on your behalf:

1. Exercise your Vested Options and to use cash received under the Offer to pay the exercise price and any tax withholding or social security for which you are liable in relation to the exercise of your Vested Options;
2. Consent to short notice being given for general meetings to pass resolutions relating to the Offer (including, without limitation, the related financial issues such as the provision of financial assistance (within the meaning of section 152 of the Companies Act 1985) by SLR Group);
3. Exercise the voting rights attaching to your SLR Shares;
4. Give any waivers and/or consents which may be required or deemed to be desireable under any existing agreements between SLR Shareholders or under the Articles of Association of SLR Group;
5. Exercise your election in relation to the Additional Consideration in a manner which entitles you to take it as cash;
6. Execute all necessary documents on your behalf including without limitation, stock transfer forms, and pre-emption waivers in respect of your transfer of SLR Shares;

7. Sign an election for SLR Holdings B Shares and SLR Shares (if applicable) to be treated as if they were not restricted securities for tax purposes; and
8. Make an election regarding the payment of PAYE and NIC / social security (NB this power is for administrative convenience and will not affect the amount payable);
9. Do any other act or thing which appears necessary or desirable to give effect to the Offer.

9. Settlement

All documents and remittances sent by, to, or from SLR Shareholders or their appointed agents will be sent at the risk of such shareholders.

UK shareholders

Certificates for new SLR Holdings B Shares due to accepting SLR Shareholders resident in the UK will be despatched by first-class post within five business days of Completion. All cash payments due will be made in pounds sterling by electronic bank transfer within three Business Days of Completion.

Payments to UK resident holders of Vested Options granted under unapproved schemes will receive the amount due to them net of a deduction of the exercise price and PAYE.

US shareholders

Certificates for new SLR Holdings B Shares due to accepting SLR Shareholders resident in the US will be despatched by mail within three business days of Completion. All cash payments due to US residents will be converted into US dollars on the business day after Completion and paid within three business days after Completion by inter bank transfer.

Payments to US resident holders of Vested Options granted under unapproved schemes will receive the amount due to them net of a deduction of any federal and state withholding taxes, social security and medicare payable.

11. General

Save in relation to the deduction of amounts due to SLR Group on the exercise of Vested Options, settlement of the consideration to which any SLR Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which SLR Holdings may otherwise be, or claim to be, entitled against such SLR Shareholder.

12. Further information

Your attention is drawn to the following Appendices which form part of this document:

Appendix I:	Terms and conditions of the Offer
Appendix II	Information about SLR Group
Appendix III:	Summary of the SLR Holdings Articles of Association and the Additional Consideration B Loan Notes
Appendix IV	Additional Information
Appendix V	Definitions

Yours faithfully,
for and on behalf of
SLR Holdings Limited

N. Malde
Director

Appendix I

CONDITIONS OF THE OFFER

Part A

The Offer is being made by SLR Holdings and will be subject to the following conditions:

(a) valid acceptances being received by not later than 11.00am (British Summer Time) on 29 August 2004 (or such other time(s) and/or date(s) as SLR Holdings may decide) in respect of such number of SLR Shares which will result in SLR Holdings holding SLR Shares which carry in aggregate not less than 90 per cent. of the voting rights then normally exercisable at general meetings of SLR Group, including, for this purpose any such voting rights attaching to any SLR Shares that are unconditionally allotted or issued before the Offer becomes or is declared wholly unconditional, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and for this purpose (i) the expression "SLR Shares to which the Offer relates" shall be construed in accordance with Sections 428-430F of the Companies Act 1985 (as amended) and (ii) shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry on issue;

(b) the resolution to be proposed at the Extraordinary General Meeting (notice of which is set out at the end of this document) being passed; and

(c) the Financing Agreements being executed and all conditions precedent in such agreements being satisfied or waived (save in respect of any condition which relates to the Offer having become wholly unconditional).

SLR Holdings reserves the right to waive all or any of the above conditions, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or, if capable of waiver, waived by midnight 1 November 2004.

Part B - Further terms of the Offer

The following further terms apply to the Offer and, unless the context otherwise requires, any reference in this Part B of Appendix 1 and in the Form of Acceptance to:

(a) the "acceptance condition" means the conditions as to acceptances of the Offer set out in paragraph (a) of Part A of this Appendix 1 and references to the Offer becoming unconditional as to acceptances shall be construed accordingly;

(b) "acceptances of the Offer" shall include deemed acceptances of the Offer;

(c) the "Offer" shall include any election available under the Offer and any revision, variation or renewal thereof or any extension thereto;

(d) the Offer becoming or being declared "unconditional" means the acceptance conditions being or becoming or being declared satisfied, and references to the Offer having become or not having become unconditional shall be construed accordingly;

(e) "Offer Period" means, in relation to the Offer, the period commencing on 6 August 2004 until whichever of the following times shall be the earliest: (i) 1 November 2004 and (ii) the time and date on which the Offer becomes or is declared unconditional in all respects; and

(f) any reference in this document and in the Form of Acceptance to 31 August 2004 (except in the definition of "Offer Period" in this Part B) shall, except where the context otherwise requires, be deemed, if the expiry date of the Offer be brought forward or extended, to refer to the expiry date of the Offer as so brought forward or extended.

1. General

(a) The Offer will lapse unless all the conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by SLR Holdings in its reasonable opinion to be or remain satisfied by midnight on 1 November 2004, or such later date as SLR Holdings may decide. In such a case SLR Holdings and SLR Shareholders shall thereupon cease to be bound by prior acceptances.

(b) Settlement of the consideration to which any SLR Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without having regard to any lien, right of set-off (save in respect of Vested Options and deduction of tax and national insurance contributions), counterclaim or other analogous right to which SLR Holdings may otherwise be, or claim to be, entitled as against him.

(d) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document will have the same meanings when used in the Form of Acceptance unless the context otherwise requires. The provisions of this Appendix are deemed to be incorporated in the Form of Acceptance.

(e) The Offer, all acceptances of it and elections thereunder, the Form of Acceptance, this document, and all contracts made pursuant thereto and actions taken or made or deemed to be taken or made under any of the foregoing are governed by and shall be construed in accordance with English law. Execution by or on behalf of an SLR Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the exclusive jurisdiction of the Courts of England and his agreement that nothing shall limit the right of SLR Holdings to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction. No parties shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Offer.

(f) The Offer is made at 11.00am. on 6 August 2004 and is capable of acceptance from and after that time.

(g) The Offer is being made by means of this offer document. Copies of this offer document, the Form of Acceptance and any related documents are available from Dawnay, Day Corporate Finance Limited, 10 Grosvenor Gardens, London SW1W 0DH.

(h) Any omission or failure (or decision not) to despatch this document, the Form of Acceptance or any other document relating to the Offer and/or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends, to all SLR Shareholders and holders of Vested Options to whom this document, the Form of Acceptance and/or any other such document may not be despatched and who may not receive such documents, and such persons may collect copies of those documents during normal business hours from Dawnay, Day Corporate Finance Limited, 10 Grosvenor Gardens, London SW1W 0DH.

(i) If the Offer does not become unconditional in all respects the Forms of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post within 14 days of the Offer lapsing, at the risk of the SLR Shareholder concerned, to the person or agent whose name and address is set out in Box 3 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address.

(j) All powers of attorney, appointments of agents, and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the SLR Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

(k) All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any SLR Shareholders (or their designated agents) will be delivered by or sent to or from them (or their designated agents) at their risk. No acknowledgement of receipt of any Form of Acceptance, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of SLR Holdings.

(l) Without prejudice to any other provisions of this Part B, SLR Holdings reserves the right to treat acceptances of the Offer and elections pursuant thereto as valid if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant document(s) of title or if received by or on behalf of it at any place or places or in any manner determined by it otherwise than as set out in this document or in the Form of Acceptance.

(m) Without prejudice to the right reserved by SLR Holdings to treat Forms of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title.

(n) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(o) The SLR Shares which are the subject of the Offer will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances and third party rights and together with all rights now or hereafter attaching thereto, including the right to all dividends and other distributions (if any) declared, made or paid hereafter.

(p) All acceptances of the Offer are irrevocable and may not be withdrawn.

2. Overseas Shareholders

(a) The making of the Offer in, or to certain persons resident in, jurisdictions outside the United Kingdom or who are, or are nominees of or trustees for, citizens, residents or nationals of, other countries may be affected by the laws of the relevant overseas jurisdiction. SLR Shareholders who are, or are nominees of or trustees for citizens, residents or nationals of other countries should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such SLR Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and SLR Holdings shall be entitled to be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes as the SLR Holdings may be required to pay.

(b) The Offer is not being made, directly or indirectly, in or into any US Restricted Jurisdiction or by the use of the mails of, or by any means or instrumentality (including, but not limited to, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any US Restricted Jurisdiction, nor is the Offer being made in or into Canada or Japan and the Offer cannot be accepted by any such use, means or instrumentality from within any US Restricted Jurisdiction, Canada or Japan. Furthermore, the new SLR Holdings B Shares to be issued pursuant to the Offer have not been and will not be registered under the Securities Act and the relevant clearances have not been and will not be obtained from the Securities Commission of any province or territory of Canada. No prospectus in relation to the new SLR Holdings B Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission and no steps have been nor will any be taken to enable the new SLR Holdings B Shares to be offered in Japan in compliance with applicable securities laws in Japan. Accordingly, unless an exemption under relevant securities law is applicable, such securities may not be directly or indirectly offered, sold or delivered in or into any US Restricted Jurisdiction, Canada, Australia or Japan or to or for the account or benefit of any person resident in any US Restricted Jurisdiction, Canada, Australia or Japan without compliance with applicable security laws of such US Restricted Jurisdiction, Canada, Australia or Japan.

The new SLR Holdings B Shares proposed to be issued to SLR Shareholders resident in the United States in connection with the Offer will be issued pursuant to Rule 802 under the Securities Act and, where available, under exemptions from registration or qualification under State securities laws. Depending on the current status of the SLR Shares held by SLR Shareholders who are resident in the US sold in the Offer, the new SLR Holdings B Shares issued pursuant to the Offer may be "Restricted Securities" within the meaning of Rule 144 under the US Securities Act. Accordingly, in connection with any sale or other transfer of direct or indirect beneficial interest in new SLR Holdings B Shares into or within the United States or to any US Person (as defined in Regulation S under the Securities Act), holders of new SLR Holdings B Shares should consult with US securities law counsel regarding applicable restrictions, if any, on such sales or transfers.

The new SLR Holdings B Shares have not been approved or disapproved by the Securities and Exchange Commission or any US state securities commission, nor has the Securities and Exchange Commission or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is unlawful and may be a criminal offence.

(c) SLR Holdings will not (unless otherwise determined by SLR Holdings in its sole discretion and save as provided for in paragraph 2(h) below) mail, distribute or deliver, or authorise the mailing, distribution or delivery of, this document, the Form of Acceptance or any related offering document in or into or from any US Restricted Jurisdiction, Canada or Japan, or to any person resident in a US Restricted Jurisdiction, Canada or Japan, including (without limitation) to SLR Shareholders with registered addresses in any US Restricted Jurisdiction, Canada or Japan or to persons whom SLR Holdings knows to be trustees, nominees or custodians holding SLR Shares for such persons. Persons receiving such documents (including, without limitation, trustees, nominees or custodians) must not distribute, send or mail them in, into or from any US Restricted Jurisdiction, Canada, Australia or Japan or to any person resident in any US Jurisdiction, Canada, Australia or Japan or use the Canadian, Australian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer, and doing so may invalidate any related purported acceptance of the Offer. Persons wishing to accept the Offer must not use the Canadian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly related to acceptance of the Offer or such election. Envelopes containing Forms of Acceptance should not be postmarked in any US Restricted Jurisdiction, Canada or Japan or otherwise despatched from these jurisdictions and all acceptors must provide addresses outside any US Restricted Jurisdiction, Canada or Japan for the receipt of the consideration to which they are entitled under the Offer, or for the return of Forms of Acceptance, certificates for SLR Shares and/or other documents of title.

(d) An SLR Shareholder will be deemed not to have validly accepted the Offer if: (i) he puts "No" in Box 4 of the Form of Acceptance and thereby does not give the representation and warranty set out in paragraph (l) of Part C of this Appendix I (ii) having inserted in or having completed Box 3 of the Form of Acceptance with a registered address in any US Restricted Jurisdiction, Canada or Japan or having a registered address in any US Restricted Jurisdiction, Canada or Japan he does not insert in Box 5 of the Form of Acceptance the name and address of a person or agent outside any US Restricted Jurisdiction, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under or in consequence of the Offer to be sent, subject to the provisions of this paragraph 2 and applicable laws (iii) he inserts in Box 5 of the Form of Acceptance the name and address of a person or agent in any US Restricted Jurisdiction, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under or in consequence of the Offer to be sent, subject to the provisions of this paragraph 2 and applicable laws or (iv) the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to SLR Holdings or its agents to have been sent from any US Restricted Jurisdiction, Canada or Japan or a person resident in any US Restricted Jurisdiction, Canada or Japan.

SLR Holdings reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representation and warranty set out in paragraph (l) of Part C of this Appendix I could have been truthfully given by the relevant SLR Shareholder and, if such investigation is made and as a result SLR Holdings cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not be valid.

(e) SLR Holdings will not authorise the delivery of any documents of title in respect of new SLR Holdings B Shares, into or from any US Restricted Jurisdiction, Canada or Japan or to any person (i) who is, or whom SLR Holdings has reason to believe is, a person resident in any US Restricted Jurisdiction, Canada or Japan or (ii) who is unable or fails to give the representation and warranty set out in paragraph (c) of Part B of this Appendix II or (iii) with a registered address in any US Restricted Jurisdiction, Canada or Japan. Any person in Canada who acquires any securities allotted pursuant to the Offer may be subject to resale restrictions under applicable securities laws in Canada.

(f) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form of Acceptance or any related offering documents in, into or from any US Restricted Jurisdiction, Canada, Australia or Japan or uses the mails of or any means or instrumentality (including without limitation facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, any US Restricted Jurisdiction, Canada, Australia or Japan in connection with such forwarding, such person should (i) inform the recipient of such fact (ii) explain to the recipient that such action may (subject to paragraph 2(h) below) invalidate any purported acceptance by the recipient and (iii) draw the attention of the recipient to this paragraph 2.

(g) As used in this document and in the Form of Acceptance, the "**United States**" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, "**US person**" has the same meaning as in Regulation S under the Securities Act and may include, without limitation, (i) any individual who is a resident or citizen of the United States and (ii) a corporation, partnership or other entity created or organised in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of the source, provided however that the term "**US person**" shall not include a branch or agency of a United States bank or insurance company that is operating outside the United States for valid business reasons as a locally registered branch or agency engaged in the banking or insurance business and not solely for the purposes of investing in securities not registered under the Securities Act.

(h) The provisions of this paragraph 2 and/or any other terms of the Offer relating to overseas SLR Shareholders may be waived, varied or modified as regards a specific SLR Shareholder or SLR Shareholders or on a general basis by SLR Holdings in its absolute discretion. The provisions of this paragraph 2 shall have precedence over any terms of the Offer which are inconsistent with them.

(i) The Offer extends to any SLR Shareholders not resident in the United Kingdom to whom this document, the Form of Acceptance and any related documents may be despatched and such SLR Shareholders may collect copies of these documents from Dawnay, Day Corporate Finance Limited, 10 Grosvenor Gardens, London SW1H 0DH.

(j) References in this Part B to an SLR Shareholder shall include the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and severally.

(k) Neither SLR Holdings nor any agent nor director of SLR Holdings nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

(l) The provisions of this Part B supersede and will apply in lieu of any terms of the Offer inconsistent with them.

Part C Form of Acceptance

Each SLR Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with SLR Holdings (so as to bind him/her, his/her personal representatives, heirs, successors and assigns) as follows:-

(a) that the execution of the Form of Acceptance shall constitute an acceptance of the Offer on and subject to the terms and conditions set out or referred to in this document;

(b) that the SLR Shares in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including the right to receive all dividends and other distributions, if any, declared, made or paid after the date hereof;

(c) that, in relation to SLR Shares, the execution of the Form of Acceptance constitutes irrevocable authorities and requests:-

(i) to any director of SLR Group, as attorney for the accepting shareholder, to exercise all Vested Options in full and to retain such cash proceeds under the Offer as is required to pay the exercise price and any tax withholding or social security for which you are liable in relation to the exercise of your Vested Options, to sign the Investment Agreement and the Acquisition Agreement and all related documents (if applicable), to consent to short notice of any general meeting of SLR Group, to vote at the Extraordinary General Meeting (notice of which is set out at the end of this document) and any other general meeting and do any other act or thing which the attorney deems to be necessary or desirable in relation to the Offer set out in this document;

(ii) in respect of SLR Shareholders and holders of Vested Options with a registered address in the UK, to any director of SLR Group as attorney to sign an election under section 431 (1) of the Income Tax (Earnings and Pensions) Act 2003 for the SLR Holdings B Shares (and SLR Shares, if applicable) acquired to be treated as if they were not restricted securities for tax purposes

(iii) to SLR Group or its agents to procure the registration of the transfer of those SLR Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to SLR Holdings or as they may direct;

(iv) to SLR Holdings or its agents to procure the despatch by electronic bank transfer any cash, and the posting of document(s) of title for any new SLR Holdings B Shares to which an accepting SLR Shareholder is entitled, at the risk of such shareholder, to the person or agent whose name and address is set out in Box 3 of the Form of Acceptance, or if no name and address is set out in Box 3, to the first-named holder at his registered address;

(v) to SLR Holdings or its agents to procure that the name(s) of such SLR Shareholder(s) is/are entered on the register of members of SLR Holdings in respect of any SLR Holdings B Shares to which such shareholder(s) may become entitled under the Offer, subject to the terms of the Memorandum and Articles of Association of SLR Holdings; and

(vi) to SLR Holdings or its agents, to record and act upon any instructions with regard to notices or dividend mandates which have been recorded in the records of SLR Group in respect of such SLR Shareholder's holding(s) of SLR Shares as if such mandates had been given in respect of its holding of SLR Holdings B Shares;

(vii) subject to Box 6 on the Form of Acceptance not being completed with the words "LOAN NOTES", to any director of SLR Group as attorney for the accepting shareholder to exercise the election in respect of the Additional Consideration so that the accepting shareholder receives cash;

(viii) to any director of SLR Group, as attorney for the accepting shareholder or holder of Vested Options to make an election regarding Pay As You Earn taxation, National Insurance contributions and/or social security; and

(ix) to any director of SLR Group, as attorney for the accepting shareholder and/or holder of Vested Options, to give any waivers and / or consents which may be required or deemed desireable under any any existing agreements between SLR Shareholders or under the Articles of Association of SLR Group.

(d) that, subject to the Offer becoming or being declared unconditional in all respects and pending registration, the execution of a Form of Acceptance by an SLR Shareholder in respect of the SLR Shares comprised in such acceptance constitutes:-

(i) an authority to SLR Group from such SLR Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him/her as a member of SLR Group to SLR Holdings at its registered office;

(ii) the agreement of such SLR Shareholder not to exercise any rights to receive such information without the consent of SLR Holdings and the irrevocable undertaking of such SLR Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting; and

(iii) the irrevocable appointment of SLR Group or any of its directors or agents to sign such documents and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such SLR Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting on his behalf and/or to execute a form of proxy in respect of such SLR Shares appointing any person nominated by SLR Group to attend general or separate class meetings of SLR Group or its members or any of them and to exercise the votes attaching to such SLR Shares on his behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding condition of the Offer;

(e) that he will deliver to the relevant address specified on page 13 of this document (under the sub-heading "Action to be taken") his share certificate(s) or other document(s) of title in respect of all SLR Shares in respect of which the Offer has been accepted or is deemed to have been accepted by him, or an indemnity acceptable to SLR Holdings in lieu thereof, as soon as possible and in any event within 2 months of the Offer becoming unconditional in all respects;

(f) that the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be read and construed accordingly;

(g) that he will do all such acts and things as shall be necessary or expedient to transfer the legal and beneficial ownership of the aforesaid SLR Shares to SLR Group or its nominee(s) or such other persons as it may decide.

(h) that he agrees to ratify each and every act or thing which may be done or effected by SLR Group or any director of SLR Holdings or its agents as the case may be, in the exercise of any of his powers and/or authorities hereunder;

(i) that the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England;

(j) that on execution the Form of Acceptance shall take effect as a deed;

(k) that if any provision of Part B or this Part C of Appendix I shall be unenforceable or invalid or shall not operate so as to afford SLR Group or any director of SLR Group the benefit or authority expressed to be given therein or herein (as the case may be), he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable SLR Group or any director of SLR Group to secure the full benefits of Part B and this Part C of Appendix 1; and

(l) that unless "No" is inserted in Box 4 of the Form of Acceptance, such SLR Shareholder:

(i) (if he is a citizen, resident, or national of a jurisdiction outside the United Kingdom) has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in SLR Holdings or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with SLR Holdings or his acceptance thereof;

(ii) is not resident in any US Restricted Jurisdiction or in Canada or Japan and is not acting on behalf of a person resident in any US Restricted Jurisdiction, Canada or Japan and that he will not, directly or indirectly, hold or acquire new SLR Holdings B Shares to or for the account or benefit of any person resident in any US Restricted Jurisdiction, Canada or Japan with a view to the offer, sale or delivery, directly or indirectly, of any new SLR Holdings B Shares in any US Restricted Jurisdiction, Canada or Japan or to a person resident in any US Restricted Jurisdiction, Canada or Japan; and

(iii) has not received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from any US Restricted Jurisdiction, Canada or Japan, or any other jurisdiction where such actions may constitute a breach of any legal or regulatory requirements, and has not utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any US Restricted Jurisdiction, Canada or Japan or such other jurisdiction, is accepting the Offer from outside any US Restricted Jurisdiction, Canada or Japan and is not an agent or fiduciary acting on a on-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal who has given instructions with respect to the Offer from outside any US Restricted Jurisdiction, Canada or Japan;

References in this Part C to an SLR Shareholder shall include references to the person or persons executing a Form of Acceptance, and in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

Appendix II

Information about SLR Group

UK business

Introduction

SLR Group is the largest employee owned environmental consultancy in the UK and operates through its subsidiary SLR Consulting Limited. The company provides comprehensive environmental consultancy services to industry and government both in the UK and internationally.

SLR Group operates in a number of niche markets where, either by market leadership or the provision of specialist services, premium rates can be obtained. The company has a diverse client base and excellent geographical coverage, and hence is not significantly exposed to the loss of a single client or the downturn of a regional market.

As discussed in detail below, key market areas include waste management, minerals, alternative energy, retail petroleum, contaminated land and specialist discipline consultancy.

The introduction of a raft of new legislation and regulations including the Landfill Directive, the Integrated Pollution Prevention and Control Regulations (PPC) and the Contaminated Land Regulations have allowed the business to develop rapidly and highly profitably in core areas. Government policy on renewable power has provided exciting new growth areas in wind power, hydropower and waste to energy.

Business

As a leading privately held environmental consultancy, SLR Group's consistent year on year increase in turnover and profitability has been demand led and was achieved through organic growth. For the year ending 31 Oct 2003, SLR Group recorded EBITDA before discretionary employee bonuses of £2.45m on turnover of £12.1m.

The implementation of environmental legislation and regulation is unremitting in both North America and the European Union, underpinning SLR Group's revenue forecasts.

Two of SLR Group's greatest strengths are its negligible turnover of professional staff and the loyalty of its clients, demonstrated by the fact that 70% of UK revenues come from clients who have engaged SLR Group for over five years.

SLR Group's considerable pool of technical expertise supports its ability to provide a broad range of environmental services, but its main efforts have been in the higher margin sectors such as waste (where it is the UK market leader) minerals, retail petroleum and, more recently, renewable power.

Financial performance of the UK business


UK Turnover
(£Millions)
10.0
8.0
6.0
4.0
2.0
0.0
2000
2001
2002


UK EBIT
(£Millions)
1.5
1.0
0.5
0.0
2000
2001
2002

The charts above show the strong growth in total turnover (revenue) and even stronger profit growth. Underlying the total turnover, fee revenues (excluding subcontract and expense costs) have consistently risen by 23 to 32% compounded from year to year, from £3million in 1999, to £7.5million in 2003. By October 2003, fee revenues averaged £180,000 per week, with peaks at over £200,000 per week, an annualised rate of over £9million. All of the fee revenue growth has been purely organic; no acquisitions have contributed to the revenue stream.

It is considered particularly impressive that this rate of growth, far above the industry average, has been combined with pre-tax fee margins, after all costs, increasing from 9% in 2000 to over 25% in 2003, making SLR Group one of the most profitable environmental consultancies in the UK. Pre-tax profitability has increased by over 400% in 3 years.

US business

Introduction

SLR International Corp. was incorporated in August 2000, and is therefore at an earlier stage of development than SLR Consulting in the UK. Nonetheless, the strategy in developing in North America is similar to that of the rest of the company, in that it is targeting niche markets where higher earnings can be achieved.

The business is based in the State of Washington, and also has offices in Alaska and California. This deliberate focus on the west coast is because of the size of the market place, SLR International Corp.'s knowledge of clients and the ability to provide service throughout the western US using technical staff located in the network of offices.

The strategy in developing SLR International Corp. has been to grow revenues more aggressively than in the early stages of the UK company, so that it represents a significant part of SLR Group in a relatively short period of time. Identifying and hiring key senior staff with the strong client relationships necessary to secure Master Services Agreements ("MSAs") with large corporations has achieved this strategy. As noted above, to operate successfully in the North America such MSAs are vital.

Within 3 years, SLR International Corp. has established contracts with AIG, Alaska Airlines, Alyeska Pipeline Services Company, BP/ARCO, BP Exploration (Alaska), Inc., Caterpillar, ConocoPhillips, Exxon, Northwest Airlines, Terrasure, Varian and U.S. Borax among others.

Financial performance of the US business


USTurnover
(£Millions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2001
2002
2003


US Operating Profit (before investments)
(£Millions)
0.4
0.3
0.2
0.1
0.0
-0.1
2002
2003

SLR International Corp. was incorporated in August 2000 and the results for its first year of operations reflect business development and start-up costs. Operating profits were achieved in the year to October 2002 and subsequently, but EBIT has been depressed, as shown in the chart above, by the investment in opening new offices.

In the more mature environmental market in the U.S. it is vital to develop solid contractual relationships with major international clients. SLR International Corp. has been highly successful in this regard.

The contracts referred to above with AIG, Alaska Airlines, Alyeska Pipeline Services Company, BP/ARCO, BP Exploration (Alaska), Inc., Caterpillar, ConocoPhillips, Exxon, Northwest Airlines, Terrasure, Varian and U.S. Borax among others are worth in excess of $12M. It is these contracts and others currently under negotiation, which will underpin the financial performance of the company going forwards.

Extracts from the annual report and financial statements of SLR Group for the year ended 31 October 2003

Principal activities, trading review and future developments

The group's principal activity continues to be environmental consultancy, and the past financial year has consolidated its position as one of the leading privately owned groups in the sector. SLR Group's subsidiaries in the UK and the US performed strongly during the period, with combined growth in turnover of 21% and pre-tax profits more than doubled. In the five years ended 31 October 2003, group turnover has increased from £4.28 million to £12.09 million and pre-tax profit from £0.33 million to £2.02 million.

In the UK, SLR Consulting Limited continued to exploit the expansion of the environmental market caused by the introduction of EU regulations in the waste management and contaminated land sectors, as well as making significant progress in developing into the renewable energy sector. In North America, SLR International Corp., in its third full year of trading, continued to develop and expand the number of term contracts with major corporations, a key factor in penetrating the US market.

The outlook for SLR Group and its subsidiaries ("the Group") continues to be extremely positive, with the ongoing expansion of the market in Europe as a result of new legislation and the opportunities to develop and extend services offered to US clients under the contracts signed in the last three years.

Charitable and political contributions

During the year the Group made charitable contributions of £714 (2002 - £300).

Directors

The directors of the company together with their interest in the share capital of the company during the year were as follows:

31 October 2 November	Ordinary shares of £0.00001 each 2003	2002
D G Richards	**405,018**	405,000
A J Sheppard	**325,000**	325,000
A Street	**308,014**	308,000
J J Leeson	**308,014**	308,000
K G Rattue	**70,003**	70,000
I Roberts	**280,012**	280,000
N C Penhall	**280,012**	280,000

At 31 October 2003, KG Rattue held options over 30,000 ordinary shares of £0.00001 each under the company's ordinary option scheme.

SLR GROUP LIMITED

Consolidated profit and loss account for the year ended 31 October 2003

	Note	2003 £	2002 £
Turnover	2	**12,088,564**	9,971,378
Cost of sales		**5,705,902**	5,087,999
Gross profit		**6,382,662**	4,883,379
Administrative expenses		**4,301,698**	3,809,332
Operating profit	5	**2,080,964**	1,074,047
Interest receivable		**5,460**	906
Interest payable and similar charges	6	**(66,570)**	(80,298)
Profit on ordinary activities before taxation		**2,019,854**	994,655
Taxation on profit from ordinary activities	7	**604,036**	253,139
Profit on ordinary activities after taxation		**1,415,818**	741,516
Dividends	8	**378,131**	74,760
Retained profit for the year	18	**1,037,687**	666,756

All amounts relate to continuing activities

All recognised gains and losses are included in the profit and loss account

The notes form part of these financial statements

SLR GROUP LIMITED

Consolidated balance sheet at 31 October 2003

	Note	2003 £	2003 £	2002 £	2002 £
Fixed assets					
Tangible assets	10		**395,958**		349,956
Intangible assets	11		**3,332**		6,665
			399,290		356,621
Current assets					
Stocks	13	**160,121**		235,667	
Debtors	14	**4,153,848**		2,770,175	
Cash at bank and in hand		**318,509**		266,403	
		4,632,478		3,272,245	
Creditors: amounts falling due within one year	15	**2,795,499**		2,316,527	
Net current assets			**1,836,979**		955,718
Total assets less current liabilities			**2,236,269**		1,312,339
Creditors: amounts falling due after more than one year	16		**77,977**		189,697
			2,158,292		1,122,642
Capital and reserves					
Called up share capital	17		**27**		27
Share premium account	18		**12,611**		5,664
Capital redemption reserve	18		**73**		73
Profit and loss account	18		**2,145,581**		1,116,878
Equity shareholders' funds			**2,158,292**		1,122,642

The financial statements were approved by the Board on 3 February 2004
The notes form part of these financial statements

SLR GROUP LIMITED

Company balance sheet at 31 October 2003

	Note	2003 £	2003 £	2002 £	2002 £
Fixed assets					
Tangible assets	10		**305,983**		265,560
Intangible assets	11		**3,332**		6,665
Investments	12		**272,359**		272,359
			581,674		544,584
Current assets					
Debtors	14	**689,721**		624,673	
Cash at bank and in hand		**254,026**		206,853	
		943,747		831,526	
Creditors: amounts falling due within one year	15	**1,338,939**		766,622	
Net current assets			**(395,192)**		64,904
Total assets less current liabilities			**186,482**		609,488
Creditors: amounts falling due after more than one year	16		**68,720**		174,829
			117,762		434,659
Capital and reserves					
Called up share capital	17		**27**		27
Share premium account	18		**12,611**		5,664
Capital redemption reserve	18		**73**		73
Profit and loss account	18		**105,051**		428,895
Equity shareholders' funds			**117,762**		434,659

The notes form part of these financial statements

SLR GROUP LIMITED

Consolidated company cash flow statement for the year ended 31 October 2003

	Note	2003 £	2003 £
Net cash inflow from operating activities	22		1,142,462
Returns on investments and servicing of finance			
Interest received		5,460	
Interest paid		(29,639)	
Interest element of finance lease rental payments		(21,819)	
Net cash outflow from returns on investments and servicing of finance			(45,998)
Taxation			
UK corporation tax paid		(335,380)	
			(335,380)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(197,636)	
Sale of tangible fixed assets		3,714	
			(193,922)
Equity dividends paid			(378,131)
Cash inflow before use of liquid resources and financing			189,031
Financing			
Share capital issued		6,947	
Bank loan repayments		(271,686)	
Bank loans advanced		234,706	
Capital element of finance lease rental payments		(106,892)	
			(136,925)
Increase in cash	23,24		52,106

The notes form part of these financial statements

1 Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards. The following principal accounting policies have been applied:

Basis of consolidation

The consolidated financial statements incorporate the results of SLR Group Limited and all of its subsidiary undertakings as at 31 October 2003 using the acquisition method of accounting. The results of subsidiary undertakings are included from the date of acquisition.

Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full year following acquisition;
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on the acquisition of a company's trade and assets is the difference between the fair value of the consideration paid and the fair value of the assets acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life, being three years.

Turnover

Turnover represents sales to outside customers at invoiced amounts less value added tax.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost is based on the cost of purchase on a first in, first out basis. Net realisable value is based on estimated selling price less additional costs to completion and disposal.

Long term contracts are assessed on a contract by contract basis and are reflected in the profit and loss account by recording turnover and related costs as contract activity progresses. Where the outcome of each long term contract can be assessed with reasonable certainty before its conclusion, the attributable profit is recognised in the profit and loss account as the difference between the reported turnover and related costs for that contract.

Depreciation

Depreciation is provided to write off the cost less estimated residual values, of all fixed assets, evenly over their expected useful lives. It is calculated at the following rates:

Plant and machinery	-	20% per annum
Fixtures and fittings	-	15% per annum
Motor vehicles	-	33% per annum
Computer equipment	-	33% per annum

Investments

Investments held as fixed assets are stated at cost less any provision for impairment in value.

Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the company anticipates to make sufficient taxable profits in the future to absorb the reversal of the underlying timing differences. Deferred tax balances are not discounted.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership ('finance leases'), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components so that the interest element of the payment is charged to the profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Foreign currency

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates. Any differences are taken to the profit and loss account.

The results of overseas operations are translated at the average rates of exchange during the year and their balance sheets translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net assets and results of foreign subsidiary undertakings and from translating the profit and loss account at average rate are taken to reserves.

Pension costs

Contributions to the Group's defined contribution pension schemes are charged to the profit and loss account in the year in which they become payable.

2 Turnover

Turnover is wholly attributable to the principal activity of the company and arises in the following geographic markets:

	2003 £	2002 £
United Kingdom	**9,294,433**	7,750,462
United States	**2,636,435**	2,220,916
Europe	**157,696**	-
	12,088,564	9,971,378

3 Employees

Staff costs consist of:	2003 £	2002 £
Wages and salaries	**4,928,245**	4,135,097
Social security costs	**430,801**	407,216
Other pension costs	**182,986**	144,831
	5,542,032	4,687,144

The average number of employees, including directors, during the year was 168 (2002 – 140).

4 Directors

Directors' emoluments consist of:	2003 £	2002 £
Fees and remuneration for management services	**549,898**	542,326
Payments to defined contribution pension scheme	**31,457**	26,250
	581,355	568,576

Emoluments of the highest paid director:	2003 £	2002 £
Emoluments	**103,632**	108,189
Pension	**989**	-

There were 7 (2002 - 6) directors in the Group's defined contribution pension schemes during the year.

5 Operating profit

This has been arrived at after charging/(crediting):	2003 £	2002 £
Depreciation	**217,193**	178,918
Amortisation	**3,333**	3,333
Hire of plant and machinery - operating leases	**228,133**	170,982
Hire of other assets - operating leases	**330,426**	288,971
Auditors' remuneration - company £14,316 (2002 - £8,325)	**34,102**	23,745
Profit on sale of fixed assets	**(2,974)**	(5,784)

6 Interest payable and similar charges

	2003 £	2002 £
Bank loans and overdrafts	**29,639**	31,578
Foreign exchange differences	**15,112**	32,638
Hire purchase and finance leases	**21,819**	16,082
	66,570	80,298

7 Taxation on profit from ordinary activities

Current tax	2003 £	2002 £
UK corporation tax on profits of the year	**601,473**	273,809
Adjustment in respect of previous years	**2,408**	(21,278)
Overseas tax payable	**155**	608
	604,036	253,139

7 Taxation on profit from ordinary activities *(Continued)*

The tax assessed for the year is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2003 £	2002 £
Profit on ordinary activities before tax	**2,019,854**	994,655
Profit on ordinary activities at the standard rate of corporation tax in the UK of 30% (2002 - 30%)	**605,956**	298,397
Effects of:		
Expenses not deductible for tax purposes	**16,158**	12,491
Capital allowances for year in excess of depreciation	**5,356**	(1,859)
Adjustment to tax charge in respect of previous years	**2,408**	(21,278)
Marginal relief	**(10,758)**	(9,329)
Losses utilised in year	**(21,491)**	(28,378)
Other items	**1,395**	608
Adjustment for overseas tax rate differences	**5,012**	2,487
Current tax charge for year	**604,036**	253,139

8 Dividends

	2003 £	2002 £
Ordinary - paid 14.1p (2002 - 2.8p) per share	**378,131**	74,760

9 Profit for the financial year

The company has taken advantage of the exemption allowed under section 230 of the Companies Act 1985 and has not presented its own profit and loss account in these financial statements. The group profit for the year includes a profit after tax and before dividends of £54,287 (2002 - £77,569) dealt with in the financial statements of the parent company.

10 Tangible assets

Group	Plant and machinery	Fixtures and fittings	Motor vehicles	Computer equipment	Total
	£	£	£	£	£
Cost					
At 2 November 2002	74,087	135,257	76,697	501,969	788,010
Additions	9,938	54,611	19,986	183,832	268,367
Disposals	(3,699)	-	-	-	(3,699)
Exchange differences	(667)	(7,847)	-	(2,207)	(10,721)
At 31 October 2003	**79,659**	**182,021**	**96,683**	**683,594**	**1,041,957**
Depreciation					
At 2 November 2002	37,663	62,114	5,080	333,197	438,054
Provided for the year	16,519	46,503	29,452	124,719	217,193
Disposals	(2,959)	-	-	-	(2,959)
Exchange differences	(185)	(4,653)	-	(1,451)	(6,289)
At 31 October 2003	**51,038**	**103,964**	**34,532**	**456,465**	**645,999**
Net book value					
At 31 October 2003	**28,621**	**78,057**	**62,151**	**227,129**	**395,958**
At 1 November 2002	36,424	73,143	71,617	168,772	349,956

The net book value of tangible fixed assets includes an amount of £106,604 (2002 - £189,898) in respect of assets held under hire purchase contracts and finance leases. The related depreciation charge for the period was £109,676 (2002 - £101,379).

10 Tangible assets *(Continued)*

Company	Plant and machinery £	Fixtures and fittings £	Motor vehicles £	Computer equipment £	Total £
Cost					
At 2 November 2002	66,000	39,961	76,697	475,160	657,818
Additions	6,611	37,410	19,986	146,807	210,814
Disposals	(3,699)	-	-	-	(3,699)
At 31 October 2003	**68,912**	**77,371**	**96,683**	**621,967**	**864,933**
Depreciation					
At 2 November 2002	36,639	28,178	5,080	322,361	392,258
Provided for the year	14,623	11,380	29,452	114,196	169,651
Disposals	(2,959)	-	-	-	(2,959)
At 31 October 2003	**48,303**	**39,558**	**34,532**	**436,557**	**558,950**
Net book value					
At 31 October 2003	**20,609**	**37,813**	**62,151**	**185,410**	**305,983**
At 1 November 2002	29,361	11,785	71,617	152,797	265,560

The net book value of tangible fixed assets includes an amount of £86,517 (2002 - £159,917) in respect of assets held under hire purchase contracts and finance leases. The related depreciation charge for the period was £93,387 (2002 - £87,983).

11 Intangible assets

Group and company	Purchased goodwill £
Cost	
At 2 November 2002	9,998
Additions	-
At 31 October 2003	**9,998**
Amortisation	
At 2 November 2002	3,333
Provided for the year	3,333
At 31 October 2003	**6,666**
Net book value	
At 31 October 2003	**3,332**
At 1 November 2002	6,665

On 28 March 2002 SLR Group Limited purchased the trade and certain assets of Enviro Research Limited. The purchased goodwill is being amortised over the directors' best estimate of its useful economic life, being three years.

12 Fixed asset investments

Company	Shares in group undertakings £
Cost and net book value	
At 2 November 2002 and 31 October 2003	272,359

Subsidiary undertakings

The principal undertakings in which the company's interest at the year end is 20% or more are as follows:

Name	Country of incorporation or registration	Class of share capital held	Proportion of share capital held	Nature of business
SLR International Corp.	United States of America	Ordinary	100%	Environmental consultants
SLR Holdings Limited*	England and Wales	Ordinary	100%	Holding company
SLR Consulting Limited*	England and Wales	Ordinary	100%	Environmental consultants

* SLR Holdings Limited (which has since been renamed SLR Intermediate Holding Company Limited)

** Subsidiary of SLR Intermediate Holding Company Limited

Details of other subsidiary undertakings, the investments in which are held by SLR Intermediate Holding Company Limited, are contained in its financial statements.

13 Stocks

Group	2003 £	2002 £
Work in progress	**160,121**	235,667

14 Debtors

	Group 2003 £	Company 2003 £	Group 2002 £	Company 2002 £
Trade debtors	**4,016,720**	**-**	2,600,375	-
Amounts due from group undertakings	**-**	**430,114**	-	429,523
Amounts due from subsidiary undertaking	**-**	**240,613**	-	136,907
Prepayments and accrued income	**123,777**	**13,771**	123,044	21,490
Other debtors	**13,351**	**5,223**	46,756	36,753
	4,153,848	**689,721**	2,770,175	624,673

All amounts shown under debtors fall due for payment within one year.

15 Creditors: amounts falling due within one year

	Group 2003 £	Company 2003 £	Group 2002 £	Company 2002 £
Bank loans (secured)	**328,314**	**93,608**	274,973	89,076
Trade creditors	**755,797**	**78,186**	812,763	62,638
Amounts owed to subsidiary undertaking	**-**	**927,149**	-	376,106
Taxation and social security	**523,343**	**132,917**	391,840	123,781
Corporation tax	**392,465**	**23,123**	123,809	15,098
Obligations under finance leases and hire purchase contracts	**79,127**	**67,123**	98,321	85,378
Accruals	**716,453**	**16,833**	614,821	14,545
	2,795,499	**1,338,939**	2,316,527	766,622

16 Creditors: amounts falling due after more than one year

	Group 2003 £	Company 2003 £	Group 2002 £	Company 2002 £
Bank loans (secured)	**13,603**	**13,603**	103,924	103,924
Obligations under finance leases and hire purchase contracts	**64,374**	**55,117**	85,773	70,905
	77,977	**68,720**	189,697	174,829

The bank loans are secured by an unlimited debenture over all assets and undertakings of the company.

Maturity of debt:

Group	2003 Bank loan £	2003 Finance leases £	2002 Bank loan £	2002 Finance leases £
Within one year	**328,314**	**79,127**	274,973	98,321
In more than one year but not more than two years	**13,603**	**49,974**	89,076	59,242
In more than two years but not more than five years	**-**	**14,400**	14,848	26,531
	341,917	**143,501**	378,897	184,094

16 Creditors: amounts falling due after more than one year *(Continued)*

Company	2003 Bank loan £	2003 Finance leases £	2002 Bank loan £	2002 Finance leases £
Within one year	**93,608**	**67,123**	89,076	85,378
In more than one year but not more than two years	**13,603**	**43,193**	89,076	48,435
In more than two years but not more than five years	**-**	**11,924**	14,848	22,470
	107,211	**122,240**	193,000	156,283

17 Share capital

	Authorised			
	2003 Number	2002 Number	2003 £	2002 £
Ordinary shares of £0.00001 each	**10,000,000**	10,000,000	**100**	100

	Allotted, called up and fully paid			
	2003 Number	2002 Number	2003 £	2002 £
Ordinary shares of £0.00001 each	**2,693,650**	2,675,650	**27**	27

During the year 10,000 (2002 – 5,650) share options under the Ordinary Option Scheme were exercised at 24p (2002 – 24p) per share and a further 8,000 ordinary shares of £0.00001 each were issued for 57p per share.

Share option schemes

At 31 October 2003 the following share options were outstanding in respect of the ordinary shares:

Option Scheme	Number of shares	Period of option	Price per share
Enterprise Management Incentive Scheme	200,000	7 September 2001 - 1 October 2010	£0.24
Ordinary Option Scheme (non-approved) UK and US employees	118,050	15 December 2000 - 1 October 2010	£0.24
Enterprise Management Inventive Scheme	42,250	22 November 2002 - 1 October 2010	£0.57
Ordinary Option Scheme (non-approved) UK and US employees	125,650	22 November 2002 - 1 October 2010	£0.57

18 Reserves

Group	Share premium account £	Capital redemption reserve ££	Profit and loss account
At 2 November 2002	5,664	73	1,116,878
Shares issued in year	6,947	-	-
Retained profit for the year	-	-	1,037,687
Exchange differences	-	-	(8,984)
At 31 October 2003	**12,611**	**73**	**2,145,581**

Company	Share premium account £	Capital redemption reserve £	Profit and loss account £
At 2 November 2002	5,664	73	428,895
Shares issued in year	6,947	-	-
Retained profit for the year	-	-	(323,844)
At 31 October 2003	**12,611**	**73**	**105,051**

19 Reconciliation of movements in shareholders' funds

	Group 2003 £	Company 2003 £	Group 2002 £	Company 2002 £
Profit for the year	**1,415,818**	**54,287**	741,516	77,569
Dividends	**(378,131)**	**(378,131)**	(74,760)	(74,760)
	1,037,687	**(323,844)**	666,756	2,809
Issue of shares	**6,947**	**6,947**	1,363	1,363
Exchange differences	**(8,984)**	**-**	18,049	-
Movement on shareholders' funds	**1,035,650**	**(316,897)**	686,168	4,172
Opening shareholders' funds	**1,122,642**	**434,659**	436,474	430,487
Closing shareholders' funds	**2,158,292**	**117,762**	1,122,642	434,659

20 Commitments under operating leases

As at 31 October 2003, the group and company had annual commitments under non-cancellable operating leases as set out below:

Group Operating leases which expire:	2003 Land and buildings £	2003 Other £	2002 Land and buildings £	2002 Other £
Within one year	**16,254**	**27,310**	47,712	49,890
In two to five years	**132,863**	**245,594**	100,975	123,003
Over five years	**83,090**	**-**	-	-
	232,207	**272,904**	148,687	172,893

Company Operating leases which expire:	2003 Land and buildings £	2003 Other £	2002 Land and buildings £	2002 Other £
Within one year	**-**	**13,091**	9,947	5,374
In two to five years	**65,440**	**69,049**	72,290	12,346
Over five years	**83,090**	**-**	-	-
	148,530	**82,140**	82,237	17,720

21 Pensions

The group operates defined contribution pension schemes. The assets of the Schemes are held in independently administered funds. The pension cost charge represents contributions payable by the group to the funds. At 31 October 2003 there were no outstanding contributions payable to the funds (2002 - £Nil).

22 Reconciliation of operating profit to net cash inflow from operating activities

	2003
	£
Operating profit	2,080,964
Amortisation	3,333
Depreciation	217,193
Profit on the sale of fixed assets	(2,974)
Exchange differences	(24,095)
Increase in stocks	75,546
Increase in debtors	(1,383,673)
Increase in creditors	176,168
Net cash inflow from operating activities	1,142,462

23 Reconciliation of net cash inflow to movement in net debt

	2003	2003
	£	£
Increase in cash in the year	52,106	
Cash outflow from decrease in debt and lease financing	143,872	
Change in net debt resulting from cash flows		195,978
New finance leases		(66,299)
Movement in net debt in the year		129,679
Opening net debt		(296,588)
Closing net debt		(166,909)

24 Analysis of net debt

	At 2 November 2002 £	Cash flow £	Other non-cash changes £	At 31 October 2003 £
Cash in hand and at bank	266,403	52,106	-	**318,509**
Debt due within one year	(274,973)	36,980	(90,321)	**(328,314)**
Debt due after one year	(103,924)	-	90,321	**(13,603)**
Obligations under finance leases and hire purchase contracts	(184,094)	106,892	(66,299)	**(143,501)**
Total	(296,588)	195,978	(66,299)	**(166,909)**

Other non-cash changes of £66,299 represent new finance lease and hire purchase agreements entered into during the year.

25 Contingent liabilities

SLR Group Limited has guaranteed the bank borrowings of its subsidiary undertaking, SLR International Corp., which amounted to £234,706 at 31 October 2003 (2002 – £170,588).

Appendix III

Summary of SLR Holdings Articles of Association and Additional Consideration B Loan Notes

Summary of SLR Holdings' Articles of Association

The SLR Holdings' Articles of Association set out the rights to each class of shares. ISIS will hold two classes of A Ordinary Shares ("A Shares") designated as A1 Ordinary Shares and A2 Ordinary Shares.

Dividends

The A Ordinary Shares carry the right to a preferential dividend of £142,500 in respect of each of the two years to 31 October 2006, £213,750 in respect of each of the following two years and £356,250 per annum thereafter. The holders of SLR Holdings B Shares shall be entitled to receive, in respect of each financial year ending 31 October 2005, 31 October 2006 and 31 October 2007, a cumulative annual net cash dividend of a sum equal to 14% of the net profit (ie profit before interest, taxation and amortisation but after depreciation) of the enlarged SLR Group ("Net Profit") if the Net Profit exceeds:-

(i) £3,228,000 in the year ending 31 October 2005;
(ii) £3,582,000 in the year ending 31 October 2006; and
(iii) £3,891,000 in the year ending 31 October 2007;

provided that the aggregate dividend entitlement of holders of SLR Holdings B Shares will not exceed £140,000 per annum.

Transfers

If you wish to sell your SLR Holdings B Shares, half of them may be acquired by an employee benefit trust to be established by SLR Holdings and/or new or existing employees. The remainder may be first purchased by other holders of SLR Holdings B Shares (subject to certain restrictions on further purchases by directors who already have substantial shareholdings) pro rata to their existing holdings of SLR Holdings B Shares, and if the offered shares are not taken up, they shall then be offered to the holders of A Shares. Certain managers are also subject to certain further restrictions on transfers.

If a controlling interest (ie shares having more than fifty per cent of the total voting rights) in SLR Holdings is to be purchased by a third party, all other shareholders have the right to require the purchaser to buy their shares on the same terms (known as "tag- along" rights).

If (1) after either 4 years or a material default by SLR Holdings (such as a breach of the loan agreement), the holder(s) of a majority of the A Shares wish to sell to a third party purchaser; or (2) at any time when holders of a majority of the A Shares and over 28% of the SLR Holdings B Shares wish to sell to a third party purchaser, all other shareholders of SLR

Holdings may be required to sell their shares for broadly the same consideration.

Holders of SLR Holdings B Shares who cease to be employed by the enlarged SLR Group will be required to offer their SLR Holdings B Shares for sale. If the selling shareholder is a "Good Leaver" (ie leaving on retirement or due to wrongful dismissal, disability or death), the fair price of his SLR Holdings B Shares will be negotiated with the Good Leaver or established by an independent expert. For other "leavers" the sale price will be the lower of the fair price and the issue price. The issue price will be determined in negotiations with the Inland Revenue in which the lowest possible valuation will be negotiated for the benefit of the holders of options to be granted to holders of SLR Holdings B Shares to replace their existing share options in respect of SLR Group. This is currently anticipated to be less than 75 pence.

All shares carry one vote except that the A Shares carry 100,000 votes each (giving the holders of A Shares voting control) if a material default occurs. A material default is a major adverse effect such as a breach of the terms of the Financing Agreements which is not remedied.

General

The income, voting and capital rights attaching to the SLR Holdings B Ordinary Shares are more fully set out in the Articles of Association to be adopted by SLR Holdings on Completion, copies of which are available from Dawnay Day at the postal and e-mail addresses specified in paragraph 5 of Appendix IV of this document.

Additional Consideration B Loan Notes

The Additional Consideration B Loan Notes (which for the purposes of this Appendix III alone shall be referred to as the "Loan Notes") to be issued by SLR Holdings in respect of the Additional Consideration will be constituted in integral multiples of £1 each. The Loan Notes will bear a coupon of 5 per cent per annum which will accrue daily and is payable semi-annually in arrears on 30 June and 31 December in each year in respect of the six month periods to 30 April and 31 October respectively. The Loan Notes will be transferable only to those persons to whom a relevant holder of SLR Holdings B Shares may transfer such shares pursuant to article 9.1 of the articles of association of SLR Holdings ("the Articles"). The Loan Notes will be repayable on the earlier of a Share Sale (as defined in the Articles) and a Listing (as defined in the Articles). The Instrument also becomes immediately repayable upon the occurrence of certain events of insolvency by the Company. The Loan Notes will rank as an ordinary unsecured debt in the event of the insolvency of SLR Holdings. In such event, it is possible that not all of the Loan Notes will be repaid.

Appendix IV

General Information

1. Responsibility

The persons responsible for this document are the directors of SLR Group who have taken all reasonable care to ensure that the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Share capital of SLR Group

SLR Group has issued shares and options as follows :

Issued shares	2,730,300
Vested Options exercisable at 24p each	194,300
Vested Options exercisable at 57p each	24,530
Vested Options exercisable at 140p each	27,000
Total	2,976,130

Unvested Share Options	266,520

(these will lapse automatically on implementation of the Proposal)

It is intended that replacement options will be issued over SLR Holdings B Shares in respect of those Unvested Options which either lapsed or were waived on or immediately prior to implementation of the Proposal.

3. Dawnay Day

3.1 Dawnay Day, which is authorised and regulated by the Financial Services Authority, has approved this document for the purposes of Section 21 of the Financial Services & Markets Act 2000.

3.2 Dawnay Day is acting exclusively as adviser to SLR Group in connection with the Offer and to no other person in relation to the matters described in this document and will not be responsible to any other person for providing the protection afforded to clients of Dawnay Day or for providing advice to any other person on the transactions and arrangements described in this document.

3.3 Dawnay Day has given its written consent to the provision of this document to SLR Shareholders containing references to its name in the form and context in which they appear.

4 Form of Acceptance

1.1 All powers of attorney, appointments of agents, and authorities on the terms conferred by or referred to in the Form of Acceptance are given by way of security for the performance of the obligations of the SLR Shareholder or holder of Vested Options concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

4.2 Neither SLR Group nor SLR Holdings nor Dawnay Day nor any agent nor director of any of the foregoing nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

5. Documents available to SLR Shareholders

Copies of the following documents will be made available to SLR Shareholders by Dawnay, Day Corporate Finance Limited, 10 Grosvenor Gardens, London, SW1W 0DH. Contact David Floyd (david.floyd@dawnayday.com).

5.1 the Memorandum and Articles of Association of SLR Group;

5.2 the Articles of Association of SLR Holdings to be adopted on Completion; and

5.3 the audited financial statements of SLR Group for the period ended 30 October 2003.

Dated 6 August 2004

Appendix V

Definitions

2003 Options	share options awarded under the SLR Group Limited 2003 Enterprise Management Incentive Scheme
Additional Consideration	has the meaning given to it in the paragraph of the letter from SLR Group to SLR Shareholders and holders of Vested Options under the sub-heading "The Proposal" on page 6 of this document
Additional Consideration B Loan Notes	the loan notes described in the paragraph of the letter from SLR Group to SLR Shareholders and holders of Vested Options under the sub-heading "The Proposal" on page 6 of this document and in Appendix III of this document
Board	the board of SLR Group
Completion	the Offer becoming or being declared wholly unconditional
Dawnay Day	Dawnay, Day Corporate Finance Limited
Extraordinary General Meeting	the extraordinary general meeting of SLR Group, notice of which appears at the end of this document;
enlarged SLR Group	the group of companies consisting of SLR Group and its subsidiaries as enlarged by the addition of SLR Holdings following Completion
Financing Agreements	(i) the investment agreement to be entered into between SLR Holdings, the Managers, ISIS, the Original Investors and FIS Nominee Limited (each as defined therein); and (ii) the acquisition facility agreement to be entered into between SLR Holdings and Lloyds TSB Bank Plc relating to a term loan facility of £6,000,000
Form of Acceptance	the form of acceptance and authority for use in connection with the Offer accompanying this document
Holdings Board	the board of SLR Holdings
ISIS	ISIS Equity Partners plc and, where the context so requires, its managed funds
Majority Shareholders	holders of more than 44,000 SLR Shares

Offer	the recommended offer being made by SLR Holdings to acquire all the SLR Shares as described in this document
Proposal	the proposal described in the letter from SLR Group to the SLR Shareholders on pages 5 to 13 of this document;
Proxy Form	the form of proxy which accompanies this document;
Securities Act	the United States Securities Act of 1933 (as amended)
SLR Group	SLR Group Limited
SLR Holdings	SLR Holdings Limited, a company registered in England and Wales under number 5134073
SLR Holdings B Shares	the B Shares Ordinary of £0.01 each in the capital of SLR Holdings
SLR Shareholders	holders of shares in SLR Group
SLR Share Options	share options granted by SLR Group in respect of shares in the capital of SLR Group;
SLR Shares	shares issued by SLR Group and shares to be issued on or before Completion
Unvested Options	SLR Share Options other than the Vested Options
US Restricted Jurisdiction	any jurisdiction in the United States of America (including each State and the District of Columbia), its territories and possessions where it would be unlawful to make the Offer without prior registration or qualification and there is no applicable exemption from registration or qualification, which jurisdictions do not include Alaska, California, Florida, New Jersey, Texas, Washington and Virginia
Vested Options	all the SLR Share Options which: (i) are vested (but not exercised) at the date hereof; (ii) will vest on or before Completion; or (iii) are 2003 Options which have not been conditionally waived prior to the date hereof.

SLR GROUP LIMITED
(the "Company")

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an **EXTRAORDINARY GENERAL MEETING** of the Company will be held at 90 High Holborn, London WC1V 6XX on 31 August 2004 at 11.00 a.m. (or, at such earlier date as may be notified to you in the event that the Company obtains consent to short notice of such Meeting in accordance with Article 25 of the Articles of Association of the Company) for the purpose of considering and, if thought fit, passing the following resolution as a special resolution:

SPECIAL RESOLUTION

THAT:

(a) the giving of financial assistance (as defined in section 152 of the Companies Act 1985 ("Act")) by the Company to SLR Holdings Limited (**"Newco"**) for the purpose of the acquisition of shares in the Company as described in the statutory declaration made pursuant to section 155(6) of the Act, a copy of which has been produced to the meeting, be and is hereby approved;

Deleted: ¶

(b) the Company approves and the Company be and is hereby authorised to execute the following documents (together **"Security Documents"**), copies of which have been produced to the meeting, in favour of Lloyds TSB Bank plc ("Bank") (or as appropriate) with such amendments as persons authorised to execute the same may approve:

(b)(i) a mortgage debenture in favour of the Bank (**"Mortgage Debenture"**) under which the Company charges and mortgages the whole of its property, undertaking and assets including by way of fixed and floating charge) in favour of the Bank to secure, amongst other things, Newco's liabilities to the Bank under the facility agreement to be entered into by Newco and the Bank (the **"Facility Agreement"**);

(b)(ii) an intra-group loan agreement between the Company, Newco, SLR Intermediate Holding Company Limited, SLR Consulting Limited and SLR International Corporation (**"Intra-Group Loan Agreement"**) pursuant to which the Company, if requested by Newco and subject to the terms and conditions thereof, lends to Newco such sums as Newco considers necessary to meet Newco's payment obligations under and in respect of, amongst other things, the Facility Agreement;

(b)(iii) a composite guarantee and debenture in favour of ISIS Equity Partners plc (**"ISIS"**) (**"ISIS Guarantee and Debenture"**) pursuant to which the Company guarantees its obligations and the obligations of Newco owed to ISIS, the Noteholders and the Designated Noteholders under the Finance Documents (as defined in the ISIS Guarantee and Debenture); and under which the Company charges and mortgages its property, undertaking and assets (including by way of fixed and floating charge) in favour of ISIS as trustee for each of ISIS, the Noteholders and the Designated Noteholders;

(b)(iv) an intercreditor agreement (the **"Intercreditor Agreement"**) between, inter alios, Newco, the Company, SLR Consulting Limited, SLR Intermediate Holding Company Limited, the Security Trustee (as defined therein), the Investor Subordinated Creditors (as defined therein) and the Bank pursuant to the terms of which each Group Company (as defined therein) acknowledges the arrangements between the Security Trustee, the Investor Subordinated Creditors and the Bank regulating their claims against each Group Company;

(b)(v) an omnibus guarantee and set-off agreement (the "**Omnibus Guarantee and Set-Off Agreement**") between the Company, Newco, SLR Intermediate Holding Company Limited, SLR Consulting Limited, SLR International Corporation and the Bank pursuant to which such companies guarantee the payment of, amongst other things, all liabilities due or incurred by each company to the Bank by executing the Deed of Admission (as defined therein) and acceding to the Omnibus Guarantee and Set-Off Agreement;

(b)(vi) a share pledge ("**Share Pledge**") between the Company and the Bank pursuant to which the Company would deposit such stocks and shares specified in the schedule to the Share Pledge to the Bank to secure, amongst other things, Newco's liabilities to the Bank;

(b)(vii) a share pledge ("**ISIS Share Pledge**") between the Company and ISIS pursuant to which the Company would deposit such stocks and shares specified in the schedule to the ISIS Share Pledge to ISIS to secure, amongst other things, Newco's liabilities to ISIS;

(c) the Company approves the agreement to pay and the Company be and is hereby authorised to pay the premium for officers and directors insurance by the Company on behalf of Newco for the benefit of Newco prior to the acquisition of shares in the Company by Newco;

(d) the execution of the Security Documents and the assumption of its obligations thereunder is in the best interests of the Company and the approval of the Company to enter into the Security Documents is given and authorised notwithstanding that the Company is entering into some of the Security Documents for the purposes of assisting Newco to acquire the Company's shares; and

(e) the resolution shall have effect notwithstanding any provision of the Company's articles of association.

Dated: 6 August 2004

BY ORDER OF THE BOARD

John Green
Company Secretary

Registered Office:
7 Wornal Park, Menmarsh Road
Worminghall, Aylesbury
Buckinghamshire
HP18 9JX

Note: A member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his stead. A proxy need not be a member of the Company. To be effective, forms of proxy must be lodged at 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire HP18 9JX, England (Ref: John Green) not later than forty-eight hours before the time of the meeting. Completion of a form of proxy will not prevent a member from attending and voting in person should he/she subsequently decide to do so.